Exhibit 99.21

Sprott | 2019 Annual Information Form

Contrarian. Innovative. Aligned.

February 27, 2020

TABLE OF CONTENTS

DEFINED TERMS	1
FORWARD LOOKING STATEMENTS	2
KEY PERFORMANCE INDICATORS (NON-IFRS FINANCIAL MEASURES)	4
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	8
COMPETITION AND INDUSTRY OUTLOOK	14
ENVIRONMENTAL, SOCIAL AND GOVERNANCE POLICY	16
RISK MANAGEMENT	17
RISK FACTORS	20
DIVIDENDS	34
CAPITAL STRUCTURE	35
MARKET FOR SECURITIES	36
ESCROWED SECURITIES	38
DIRECTORS AND EXECUTIVE OFFICERS	39
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	41
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
TRANSFER AGENT AND REGISTRAR	43
MATERIAL CONTRACTS	44
AUDIT AND RISK MANAGEMENT COMMITTEE INFORMATION	45
INTERESTS OF EXPERTS	47
ADDITIONAL INFORMATION	48
APPENDIX A - AUDIT AND RISK MANAGEMENT COMMITTEE MANDATE	A-1

DEFINED TERMS

As used in this annual information form (“AIF”), unless the context indicates or requires otherwise, the following terms have the following meanings:

•	“Corporation” means Sprott Inc. and, where applicable, its subsidiaries and joint ventures.

•	“Investment Products” means the Corporation’s investment funds (the “Funds”), discretionary managed accounts (the “Managed Accounts”), fixed term limited partnerships (the “Limited Partnerships”) and managed companies.

•	“SAM” means Sprott Asset Management LP, a wholly-owned subsidiary of the Corporation, registered as a portfolio manager, an investment fund manager and an exempt market dealer.

•	"SCP" means Sprott Capital Partners LP (formerly "Sprott Private Wealth LP"), a wholly-owned subsidiary of the Corporation, registered as an investment dealer and a member of the Investment Industry Regulatory Organization of Canada (“IIROC”).

•	“Sprott U.S.” means Sprott U.S. Holdings Inc. (and its subsidiaries), a wholly-owned subsidiary of the Corporation through which the Corporation holds Rule Investment, Inc. (“RII”), Resource Capital Investment Corp. (“RCIC”), Sprott Global Resource Investments, Ltd. (“SGRIL”) and Sprott Asset Management USA Inc. (formerly, Terra Resource Investment Management) (“SAM USA” and together with RII, RCIC and SGRIL, “Global”).

•	“SRLC” or “Sprott Resource Lending” means Sprott Resource Lending Corp. (and its subsidiaries), a wholly-owned subsidiary of the Corporation which provides debt financing to companies in the resource sector and is the general partner of Sprott Private Resource Lending Fund (the "Lending Fund I"), Sprott Private Resource Lending Fund II (the "Lending Fund II") and certain other lending vehicles (together with Lending Fund I and Lending Fund II, the "Lending Funds").

In this AIF, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to “$” are to Canadian dollars and references to “U.S.$” and "USD$" are to United States dollars. All United States dollar amounts that are expressed in Canadian dollars in this AIF have been converted from U.S. dollars at the Bank of Canada average exchange rate for the year ended December 31, 2019 of $1.3269 per U.S.$1.00. The information in this AIF is presented as at December 31, 2019 unless otherwise indicated.

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FORWARD LOOKING STATEMENTS

This AIF contains certain forward-looking information and statements (collectively referred to herein as “Forward-Looking Statements”) within the meaning of applicable securities laws. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavour” and similar expressions have been used to identify these Forward-Looking Statements. The Forward-Looking Statements herein are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Corporation as of the date of such information or statements, including, among other things, assumptions with respect to future growth, results of operations, performance and business prospects and opportunities. The reader is cautioned that the expectations, estimates, projections, assumptions and/or beliefs used in the preparation of such information may prove to be incorrect. The Forward-Looking Statements included in this AIF are not guarantees of future performance and should not be unduly relied upon. Such information and statements, including the assumptions made in respect thereof, involve known and unknown risks, uncertainties and other factors, which may cause actual results or events to differ materially from those anticipated in the Forward-Looking Statements. In addition, this AIF may contain Forward-Looking Statements attributed to third-party industry sources.

The Forward-Looking Statements contained in this AIF are expressly qualified by the cautionary statements provided for herein. The Corporation does not assume any obligation to publicly update or revise any of the included Forward-Looking Statements after the date of this AIF, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Forward-Looking Statements contained in this AIF include, but are not limited to, statements with respect to:

•	Diversification of the Merchant Bank Division's (as defined below) sector coverage.
•	Ongoing growth of the Corporation's merchant banking and advisory business.
•	SAM's continued consideration of strategic acquisitions which will allow it to build scale, improve profitability or enter new markets and investment categories.
•	Intentions to grow the Corporation's business, including by increasing AUM, and creating new investment products and businesses.
•	Expectations regarding continued consolidation of the asset management business, with bifurcation between large general managers and specialized boutique managers.
•	Expectations regarding continued price compression in the asset management industry, particularly in the exchange traded funds segment as players compete for market share.
•	Expected benefits from economic and demographic trends over the next decade.
•	Expectations regarding recovery of legal costs.
•	Potential acquisitions and the addition of new investment products.
•	Commitment to being at the forefront of technological innovation in the sector.
•	The launch of a new venture called OneGold.
•	Future purchases by the Corporation of Common Shares pursuant to the NCIB (as defined below).
•	A number of matters relating to the acquisition of Tocqueville (as defined below) gold strategies, including the failure to realize the anticipated benefits of such acquisition.

Although the Corporation believes the expectations, estimates, projections, assumptions and beliefs reflected in the Forward-Looking Statements are reasonable, undue reliance should not be placed on Forward-Looking Statements because the Corporation can give no assurance that such expectations, estimates, projections, assumptions and beliefs will prove to be correct. The Corporation cannot guarantee future results, levels of activity, performance or achievements. Consequently, there is no representation by the Corporation that actual results achieved will be the same in whole or in part as those set out in the Forward-Looking Statements. Some of the risks and other factors, some of which are beyond the control of the Corporation, that could cause results to differ materially from those expressed in the Forward-Looking Statements contained in this AIF, include, but are not limited to:

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•	Difficult market conditions.
•	Poor investment performance.
•	Failure to continue to retain and attract qualified staff.
•	Employee errors or misconduct resulting in regulatory sanctions or reputational harm.
•	Performance fee fluctuations.
•	A business segment or another counterparty failing to pay its financial obligation.
•	Failure of the Corporation to meet its demand for cash or fund obligations as they come due.
•	Changes in the investment management industry.
•	Failure to implement effective information security policies, procedures and capabilities.
•	Lack of investment opportunities.
•	Risks relating to regulatory compliance.
•	Failure to deal appropriately with conflicts of interest.
•	Competitive pressures.
•	Corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources.
•	Failure to comply with privacy laws.
•	Failure to execute the Corporation’s succession plan.
•	Foreign exchange risk relating to the relative value of the U.S. dollar.
•	Litigation risk.
•	Risks related to maintaining minimum regulatory capital requirements.
•	Failure to develop effective business resiliency plans.
•	Failure to obtain or maintain sufficient insurance coverage on favourable economic terms.
•	Historical financial information being not necessarily indicative of future performance.
•	Risks related to the Corporation's investment products.
•	Risks related to the Corporation's proprietary investments.
•	Risks relating to the Corporation's lending business.
•	Risks relating to the Corporation's merchant bank and advisory business.
•	Risks related to the Corporation’s organization, corporate structure and its common shares (the “Common Shares”).
•	The other risk factors disclosed in this AIF.

The foregoing list of factors should not be considered exhaustive. See also “Risk Factors”. Should one or more of the risks or uncertainties listed above or in “Risk Factors” in this AIF materialize, or should the expectations, estimates, projections, assumptions and/or beliefs underlying the Forward-Looking Statements prove incorrect, future results, levels of activity, performance or achievements could vary materially from those expressed or implied by Forward-Looking Statements contained in this AIF. With respect to Forward-Looking Statements contained in this AIF, the Corporation has made the following assumptions, among others: (i) the impact of increasing competition in each business in which the Corporation operates will not be material; (ii) quality management will be available; and (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment.

The above summary of assumptions and risks related to Forward-Looking Statements has been provided in this AIF in order to provide readers with a more complete perspective on the future operations of the Corporation. Readers are cautioned that such Forward-Looking Statements may not be appropriate for other purposes.

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KEY PERFORMANCE INDICATORS (NON-IFRS FINANCIAL MEASURES)

The Corporation measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators include:

Assets Under Management

Assets Under Management ("AUM") refers to the total net assets managed by the Corporation through its various investment product offerings, managed accounts and managed companies.

Net Inflows

Net Inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:

Net Sales

Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.

Capital calls and commitments

Capital calls into our lending LPs is a key source of AUM creation, and ultimately, earnings for the Corporation. Once capital is called into our lending LPs, it is included within the AUM of the Corporation as it will now earn a management fee (note: it is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time). Conversely, once loans in our lending LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").

Net Fees

Management fees (net of trailer and sub-advisor fees) and carried interest and performance fees (net of carried interest and performance fee payouts), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net Commissions

Commissions, net of commission expenses, arise from the transaction based service offerings of our brokerage segment.

Compensation

Compensation excludes commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring.

Investable Capital

Investable capital includes 1) cash, net of syndicate cash holdings; 2) proprietary investments, net of any obligations for securities sold short; and 3) balance sheet loans.

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CORPORATE STRUCTURE

Sprott Inc. was incorporated under the Business Corporations Act (Ontario) (the "Act") by Articles of Incorporation dated February 13, 2008. The Corporation’s registered and head office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1.

The corporate structure of the Corporation and its material subsidiaries are as indicated in the following chart:

Notes:

(1)	Sprott Resource Lending is the general partner of the Lending Funds and exists under the federal laws of Canada.
(2)	Sprott Asset Management GP Inc. is the general partner of SAM, which exists under the laws of the Province of Ontario.
(3)	Sprott Capital Partners GP Inc. is the general partner of SCP, which exists under the laws of the Province of Ontario.
(4)	Sprott U.S. Holdings Inc. was formed to acquire RII (which in turn owns SGRIL), SAM USA and RCIC. Sprott U.S. Holdings Inc. exists under the laws of the State of Delaware. RII, SGRIL and SAM USA exist under the laws of the State of California. RCIC exists under the laws of the State of Nevada.

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GENERAL DEVELOPMENT OF THE BUSINESS

Effective January 9, 2017, Ronald Dewhurst was appointed to the Board.

On April 10, 2017, as a result of a strategic repositioning, SAM and SCP entered into an asset purchase agreement (the "Purchase Agreement") to sell the Corporation's Canadian diversified asset management contracts and certain of the client accounts of its Canadian private wealth business to a management group (the "Buyer") led by John Wilson, the then Chief Executive Officer (the "CEO") of SAM, and James Fox, the then President of SAM, for an aggregate purchase price of approximately $46 million (the "Sale Transaction"). The Sale Transaction occurred in two phases. On August 1, 2017, the Corporation completed the first phase of the Sale Transaction, successfully closing the sale of its management agreements related to certain investment funds and accounts together totaling $3.0 billion in AUM and concurrently entering into new agreements with the Buyer to provide sub-advisory services for $865 million of those assets. The Corporation retained all management contracts for its exchange-listed products business and the entire team managing the Sprott Physical Gold Trust ("PHYS"), Sprott Physical Silver Trust ("PSLV"), Sprott Physical Platinum and Palladium Trust ("SPPP") and the exchange traded funds ("ETFs") remained intact. In addition, the Corporation retained the management contracts for its institutional precious metals strategies and the SAM precious metals investment team remained with the Corporation. On January 29, 2018, the Corporation completed the second phase of the Sale Transaction, closing the sale of certain of the client accounts of its Canadian private wealth business to the Buyer. The Corporation retained certain accounts of clients interested in resource-focused investment opportunities.

On June 16, 2017, the Corporation completed the final closing of Lending Fund I, bringing total firm capital commitments for the Lending Fund I and certain other lending vehicles to over USD$640 million.

On June 29, 2017, the Corporation completed a secondary offering (the "Secondary Offering") of Common Shares held by 2176423 Ontario Ltd. (the "Selling Shareholder"), a company controlled and beneficially owned by Eric Sprott. Peter Grosskopf, the CEO and a director of the Corporation, is an officer and non-voting shareholder of the Selling Shareholder. An aggregate of 21,500,000 Common Shares were sold pursuant to an underwriting agreement dated June 21, 2017 between the Corporation, the Selling Shareholder, and a syndicate of underwriters led by TD Securities Inc. at a price of $2.20 per Common Share (the “Issue Price”) for gross proceeds of $47,300,000. In addition to the Secondary Offering, the Selling Shareholder sold, on a non-brokered private placement basis, 7,500,000 Common Shares at the Issue Price to the Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the “Private Placement”). $5,500,000 of the proceeds owed to Mr. Eric Sprott is outstanding as at December 31, 2018. The Corporation also purchased 5,000,000 Common Shares at the Issue Price from the Selling Shareholder for cancellation (the “Exempt Issuer Bid”). Prior to the Secondary Offering, Mr. Sprott held, directly and indirectly through the Selling Shareholder, 61,598,078 Common Shares, representing approximately 24.76% of the then outstanding Common Shares. Immediately after giving effect to the Secondary Offering, the Private Placement and the Exempt Issuer Bid, Mr. Sprott held, directly and indirectly through the Selling Shareholder, 27,598,078 Common Shares, representing approximately 11.32% of the then outstanding Common Shares.

On October 17, 2017, Markus Faber resigned as a director of the Corporation.

On January 16, 2018, the Corporation completed the acquisition of Central Fund of Canada Limited ("CFCL"). The Corporation acquired all of the common shares of CFCL for $500 in cash per share and CFCL was subsequently liquidated and dissolved and from Central Group Alberta Ltd. (“CGAL”), CFCL also acquired from CGAL the rights and obligations under the administration agreement, to administer and manage CFCL's assets, for an aggregate purchase price consisting of $105 million in cash and 6,997,387 Common Shares, plus a cash earnout payment (“CFCL Transaction”). Pursuant to the CFCL Transaction, all or substantially all of the assets and liabilities of CFCL were transferred to a newly formed trust, Sprott Physical Gold and Silver Trust (the "CEF"). At the time of closing, the CFCL Transaction, doubled the size of the Corporation's exchange-listed products franchise and increased the Corporation's AUM to more than $11.5 billion. On January 16, 2018, the CEF Trust began trading on the NYSE Arca under the symbol "CEF" and on the Toronto Stock Exchange (the "TSX") under the symbols "CEF.U" and CEF. The ongoing operation of the CEF Trust is managed by SAM.

On March 6, 2018, James Roddy resigned as a director of the Corporation.

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On November 12, 2018, the Corporation announced that it is committed to being at the forefront of technological innovation in the sector and has made two investments in fintech companies using blockchain technology to digitize gold. On the same date, the Corporation also announced that it has partnered with APMEX, Inc., North America's largest online coin dealer, to launch a new venture called OneGold, the first dedicated online platform for investing in digital bullion.

On January 4, 2019, Sprott Private Wealth LP received approval from IIROC to formally change its name to SCP.

On January 29, 2019, Whitney George was appointed President of the Corporation. In addition to this new role, Mr. George continues to serve as Chairman of Sprott. U.S. and Chief Investment Officer ("CIO") of SAM.

On February 1, 2019, Neil Adshead joined Sprott U.S. as Portfolio Manager to work alongside Rick Rule to manage the resource Exploration Partnerships offered by RCIC.

On May 10, 2019, following the resignation of Jack Lee, the Corporation appointed Ron Dewhurst as Chairman of the board of directors.

On January 17, 2020, Corporation completed the acquisition of Tocqueville Asset Management (“Tocqueville”) gold strategies for total consideration of up to US$50 million, comprised of a payment at closing of US$12.5 million and the Corporation's common shares valued at US$2.5 million. Tocqueville is also be eligible to receive contingent consideration valued at up to an additional US$30 million in cash and Sprott common shares valued at US$5 million, subject to the achievement of certain financial performance conditions. The Corporation will take over the responsibility of managing and sub-advising the Tocqueville gold strategies, including the Tocqueville Gold Fund and certain other institutional accounts. The acquisition of Tocqueville gold strategies increased the AUM of the Corporation's managed equities platform by approximately US$1.8 billion.

On November 7, 2019, the Board approved a normal course issuer bid (“NCIB”), pursuant to which the Corporation may repurchase up to 2.5% of its Common Shares over a one-year period commencing on November 15, 2019 and ending on November 14, 2020. To facilitate repurchases under the NCIB, purchases will be made by RBC Capital Markets. As of December 31, 2019, the Corporation had purchased 740,600 Common Shares under the NCIB.

On November 25, 2019, Graham Birch was appointed to the Board.

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DESCRIPTION OF THE BUSINESS

The Corporation's operating segments are as follows:

Exchange Listed Products

•	The Corporation's closed-end physical trusts and exchange traded funds ("ETFs").

Lending

•	The Corporation's lending activities primarily occur through limited partnership vehicles ("lending LPs").

Managed Equities

•	The Corporation's alternative investment strategies (open-end, closed-end, etc.) managed in-house and on a sub-advised basis. Prior to Q1 2019, the Corporation's fixed-term LP vehicles formed part of the "global segment" (which historically housed all of our U.S. business activities). Effective Q1 2019, the global segment no longer satisfied the qualitative tests of IFRS 8 as the geographic location of the U.S. businesses is no longer a relevant consideration by management in the allocation of resources and assessment of product and service performance. Consequently, the global segment has been deconstructed and its fixed-term LP assets and earnings reallocated to the managed equities segment given that it is now at the managed equities level that the allocation of resources and assessment of product and service performance occurs by management.

Brokerage

•	Formerly "Merchant Banking & Advisory Services", this segment has been renamed to reflect the inclusion of our U.S. broker-dealer alongside our Canada based broker-dealer as the Corporation's "brokerage segment". Prior to Q1 2019 , the Corporation's U.S. broker-dealer formed part of the "global segment" (which historically housed all of our U.S. business activities). Effective Q1 2019, the global segment no longer satisfied the qualitative tests of IFRS 8 as the geographic location of the U.S. businesses is no longer a relevant consideration by management in the allocation of resources and assessment of product and service performance. Consequently, the global segment has been deconstructed and its U.S. broker-dealer assets and earnings reallocated to the brokerage segment given that it is now at the brokerage level (independent of geography) that the allocation of resources and assessment of product and service performance occurs by management.

Corporate

•	Provides the Corporation's various operating segments with capital, balance sheet management and other shared services.

All Other Segments

•	Contains all non-reportable segments as per IFRS 8. See Note 14 of the annual financial statements for further details.

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As at December 31, 2019, the Corporation had 126 employees.

The Corporation has developed a core team of professionals who provide services to some or all of the operating entities within the Sprott group of companies. These “shared services” include corporate finance, investment operations, treasury, information technology, compliance, risk, legal, human resources, facilities and marketing and administrative services.

The Corporation's Brand

The Sprott brand is recognized internationally for expertise in resource investing, particularly in the precious metals area. The importance of this brand recognition resides primarily in the role it plays in attracting new investors and employees to the Corporation. Protection of this brand by delivering investment performance and industry-leading thought leadership is important to the continued success of the Corporation's business.

Summary of AUM

Breakdown of AUM by investment product type:

	December 31, 2019		December 31, 2018
Product Type	$ (in millions)	% AUM	$ (in millions)	% AUM
Exchange Listed Products
Physical Trusts	8,592	71%	7,927	75%
ETFs	330	3%	237	2%
	8,922	74%	8,164	77%

Lending(1)	1,019	8%	498	5%

Managed Equities:
In-house	656	5%	538	5%
Sub-advised	587	5%	505	5%
	1,243	10%	1,043	10%

Other	898	7%	873	8%

Total Enterprise AUM	12,082	100%	10,578	100%

(1)	$1.7 billion (US$1,290 million) of committed capital remains uncalled, of which $697 million (US$536 million) earns a commitment fee (AUM), and $980 million (US$754 million) does not (future AUM).

The Corporation’s Revenues

The Corporation derives its revenues principally from management fees earned from the management of its Investment Products and from performance fees earned from the investment of the AUM of its Investment Products. Accordingly, growth in the Corporation’s management fees is based on growth in AUM while growth in its carried interest and performance fees is based on both the growth in AUM and the absolute or relative return, as applicable, earned by its Investment Products. In addition, the Corporation derives revenues from commissions earned on placement and advisory fees and finance income from co-investments in lending funds and on-balance sheet loans. The Corporation manages and reports its wholly-owned principal subsidiaries across the five reporting segments.

For the year ended December 31, 2019, the Corporation's total revenue was $96.2 million compared to $109.3 million for the fiscal year ended December 31, 2018.

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Exchange Listed Products and Managed Equities

Sprott Asset Management LP

SAM is the manager of Sprott’s exchange-traded products, alternative investment strategies and Managed Accounts. SAM is registered as a portfolio manager and an exempt market dealer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, and Newfoundland and Labrador and as an investment fund manager in Ontario, Quebec, and Newfoundland and Labrador. SAM is also registered as an exempt market dealer in Quebec and as a Commodity Trading Manager in Ontario. SAM is registered as a Registered Investment Advisor with the U.S. Securities and Exchange Commission (the "SEC"). The majority of the Corporation’s revenues are generated through SAM in the form of management fees and performance fees earned through the management of select Funds and Managed Accounts.

SAM offers investors access to best-in-class precious metals and real asset strategies. SAM’s team of portfolio managers have a deep understanding of precious metals and natural resource investments and a long track record investing in the sector. By taking a consistent, disciplined approach to investing, based on sound fundamental analysis and independent research, SAM’s investment management team carefully assembles the best portfolio of holdings to meet its investment objectives. SAM takes a team-based approach to its investment decision-making process. Themes and opportunities are discussed daily among its investment team.

SAM’s offerings include unique physical bullion trusts, mining ETFs and actively managed equity strategies. During the year ended December 31, 2019, SAM managed Funds comprised of a number of exchange listed products and institutional accounts.

SAM is the manager of the following Funds:

•	CEF

•	PHYS

•	PSLV

•	SPPP

•	Sprott Gold Miners ETF

•	Sprott Junior Gold Miners ETF

•	Sprott Focus Trust

•	Sprott Hathaway Special Situations Fund

SAM is the sub-advisor to the following funds:

•	Ninepoint Gold and Precious Minerals Fund

•	Ninepoint Gold Bullion Fund

•	Ninepoint Resource Class

•	Ninepoint Silver Bullion Fund

•	Ninepoint Silver Equities Class

•	Ninepoint 2017 Flow-Through Limited Partnership (formerly Sprott 2017 Flow-Through Limited Partnership) (this fund was closed on February 6, 2019)

•	Ninepoint 2017-II Flow-Through Limited Partnership (Sprott 2017-II Flow-Through Limited Partnership) (this fund was closed on February 6, 2019)

•	Ninepoint 2018 Flow-Through Limited Partnership

•	Ninepoint 2018-II Flow-Through Limited Partnership

•	Ninepoint 2019 Flow-Through Limited Partnership

•	Ninepoint 2019 Short Duration Flow-Through Limited Partnership

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As at December 31, 2019, SAM had approximately $9.9 billion in AUM.

SAM’s Revenues

Except as detailed below, all of SAM’s products (including those sub-advised by SAM) have a fee structure that consists of both a management fee component and a performance fee component. SAM collects management fees calculated as a percentage of AUM, and may earn performance fees calculated, depending on the Fund or Managed Account, as a percentage of: (i) excess performance over the relevant benchmark; (ii) the increase in net asset value over a predetermined hurdle, if any; or (iii) the net profit over the performance period.

The Sprott Gold Bullion Fund, Sprott Silver Bullion Fund, CEF, PHYS, PSLV, SPPP, Sprott Gold Miners ETF and the Sprott Junior Gold Miners ETF only charge a management fee. There are no performance fees associated with the foregoing Funds.

SAM Selling and Distribution

The Corporation focuses its distribution primarily in the United States through its family of exchange traded products. Exchange listed products also provide broader distribution to investors in many countries including Canada, the United Kingdom, as well as countries in Europe and Asia.

The Corporation actively promotes its offerings through its sales team, public and investor relations, marketing, social and traditional media platforms and conferences.

RCIC

RCIC manages assets for pooled investment vehicles that invest in natural resource companies. The pooled investment vehicles managed by RCIC generate management fees and carried interests and have a remaining duration of between one to eight years. At December 31, 2019, the limited partnerships had a total AUM of approximately $242 million.

RCIC Revenues

RCIC earns revenue in the form of management fees and carried interests through the management of the Limited Partnerships. Management fees are calculated as a percentage of AUM, and may earn carried interest depending on the excess performance over the predetermined hurdle.

For the year ended December 31, 2019, Exchange Listed Products and Managed Equities had total revenue of $50.4 million compared to $46.1 million for the fiscal year ended December 31, 2018. As at December 31, 2019, SAM and RCIC had 19 employees.

Lending

Sprott Resource Lending is focused on providing financing to companies within the natural resource sector, primarily through the Lending Funds.

SRLC is the general partner and RCIC is the manager of Lending Fund I. Pursuant to a sub-management agreement, RCIC has delegated to Sprott Resource Lending Partnership ("SRLP") all aspects of the management of investments of Lending Fund I, including investigating, analyzing, structuring and negotiating potential investments, monitoring the performance of loan investments and portfolio companies and making determinations as to disposition and other opportunities in respect of the investments of Lending Fund I.

SRLC is the general partner and SRLP is the manager of Lending Fund II. SRLP provides certain administrative services to, and will manage the investments of, Lending Fund II, including investigating, analyzing, structuring and negotiating potential investments, monitoring the performance of loan investments and portfolio companies and making determinations as to disposition and other opportunities in respect of the investments of Lending Fund II.

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The Lending Funds have been established to primarily provide loan facilities to, and invest in, debt instruments ("Loan Investments") of companies in the mining, agricultural mineral, resource infrastructure, resource service and energy production sectors on a global basis. Loan Investments may include a committed or revolving credit facility that has not yet been drawn down by the relevant borrower and any loan, note, bond debenture or other debt instruments. The Lending Funds may also invest in, receive rights in respect of or otherwise acquire shares, options, warrants, commodity price appreciation rights, royalties and other contingent purchase rights, including upon the exercise of any such right or as a result of the conversion of debt. The Lending Funds are subject to certain investment restrictions, including limits on investments in any one portfolio company based on a specified percentage of capital commitments, limits on non-senior debt or other investments, or other restrictions, without approval of the Lending Funds' respective limited partners or advisory committee, as the case may be.

In addition to the Loan Investments made through the Lending Funds, the Corporation provides certain direct financing to companies within the natural resource sector, primarily through credit facilities.

As at December 31, 2019, AUM in the Lending Funds stood at $1 billion (USD$783 million). This was due to $858 million (USD$660 million) of new capital calls and fee earning committed capital, net of $282 million of capital distributions into our Lending Funds during the year.

As at December 31, 2019, SRLC had 14 employees.

Lending Revenues

Sprott Resource Lending, through SRLP, earns revenue in the form of management fees calculated as a percentage of the Lending Funds aggregate capital commitments used to fund investments that have not been fully realized and may earn carried interest calculated as a percentage of cumulative net realized profits.

With respect to co-investment in the Lending Funds and direct financing, Sprott Resource Lending earns revenue in the form of finance income. Also, on direct financing, SRLC earns other fees on its lending activities as well as realizing on the upside potential of bonus arrangements with resource borrowers which are generally tied to the revenue or the value of the common shares of the borrower. SRLC’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as financings mature and are repaid, the nature and credit quality of its loan portfolio, including the quality of the collateral security and the overall resource and commodity markets.

For the year ended December 31, 2019, SRLC's total revenue, through SRLP, was $18.1 million compared to $27.7 million for the fiscal year ended December 31, 2018.

Brokerage

Canadian Brokerage

Merchant Banking

Starting in 2017, the Corporation established a merchant banking/investment banking group as a new division within SCP (the "Merchant Banking Division"). The Merchant Banking Division generates investment ideas within the Corporation's core areas of expertise and provides focused advice and capital raising services to corporate clients. The Merchant Banking Division is led by a team of seasoned resource banking professionals and benefits from the Corporation's deal-flow and brand recognition in the natural resource sector. While the Merchant Banking Division's area of focus is currently in the natural resource sector, it may diversify sector coverage in the future.

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Advisory Services

Through the advisory services division of SCP (the "Advisory Services Division"), the Corporation provides investment management and administrative services to high net worth individuals and institutions. The Advisory Services Division focuses on providing a high level of service to its direct private clients. Whether dealing with high net worth individuals or institutional investors, the Advisory Services Division attempts to inform its clients of the Corporation’s market outlook as well as each investment professional’s approach to allocating capital within their respective Fund strategies. The Advisory Services Division provides investors with monthly reports, email updates and web postings. Clients also have the ability to contact an informed customer service representative. As of December 31, 2019, the Advisory Services Division’s private client base represented approximately $160.5 million of client assets.

SCP is a member of IIROC and the Canadian Investor Protection Fund. SCP is registered as an investment dealer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, Prince Edward Island, New Brunswick, Nova Scotia, and Newfoundland and Labrador.

SCP's Revenues

The Merchant Banking Division's primary revenue streams are commissions earned on capital raising services and fees earned on advisory deals.

The Advisory Services Division has revenue streams including: 1) structured fees from charity flow-through transactions, 2) commissions from trading, private placements and underwriting; and 3) finance income from retail accounts.

US Brokerage

SGRIL

SGRIL is a full service U.S. brokerage firm providing personalized brokerage services to investors in the natural resource sector. SGRIL is a broker-dealer regulated by the Financial Industry National Regulatory Authority (“FINRA”). Many of SGRIL’s financial advisors worked in various natural resource industries before they began their financial services career, enabling them to provide specialized advice. SGRIL has approximately 5,034 client accounts. At December 31, 2019, SGRIL had approximately $1.3 billion of assets under administration.

SAM USA

SAM USA (formerly Terra Resource Investment Management) is a registered investment advisor that provides segregated Managed Accounts for institutional and high-net worth clients looking for distinctive and personalized wealth management. SAM USA offers clients the option of investing in nine different managed retail account programs (Diversified Resource; Precious Metals; Energy; Resource Income; Real Asset Value; Technically Driven Opportunities; All Weather Diversified Growth; All Weather Diversified; and Sprott Gold & Precious Metals Portfolio) and one institutional managed account program (Institutional Gold & Precious Metal Strategy). SAM USA also has a retail separately managed account platform (Sprott Global Gold Separately Managed Account). At December 31, 2019, SAM USA's AUM was approximately $167 million.

US Brokerage Revenues

SGRIL earns commissions and other fees from the sale and purchase of stocks by its clients, from new and follow-on offerings of Limited Partnerships managed by RCIC and from the sale of private placements to its clients. SAM USA earns revenue in the form of management fees and performance fees from the management of Managed Accounts.

For the year ended December 31, 2019, Brokerage has total net revenue was $28.1 million compared to $32.2 million for the fiscal year ended December 31, 2018. As of December 31, 2019, SCP and GRIL had 64 employees.

Corporate

The Corporate operating segment provides capital, balance sheet management and shared services to the Corporation's subsidiaries. As at December 31, 2019, Corporate had 29 employees.

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COMPETITION AND INDUSTRY OUTLOOK

The Corporation is fairly unique as an alternative asset management organization in terms of the breadth of its various investing platforms. However, each business line operates in a very competitive environment where there is much competition for investors’ assets.

Exchange Listed Products and Managed Equities

The North American asset management industry is highly competitive and is dominated by a small number of larger players. As at December 31, 2019, SAM managed approximately $9.9 billion of AUM, concentrated mainly in its physical bullion trusts as well as sub-advisory agreements for actively-managed resource funds. SAM has historically been a manager of specialized, focused funds where the Corporation believes that (i) it has a competitive advantage due to its investment management expertise; and (ii) it is able to add value as compared to a benchmark or index.

Following the completion of the Sale Transaction, including the sale of its mutual fund business, SAM’s primary focus is in the precious metals and mining sectors. Most competitors in these sectors are larger and more diversified asset managers that do not focus exclusively in these areas. SAM's focus provides an advantage, allowing it to compete with larger organizations. SAM also has developed world-renown expertise and brand equity in precious metals and mining which allows it to promote its offerings to a variety of investors.

The Corporation expects that the asset management business will continue to consolidate, with the industry bifurcating between large general managers and specialized boutique managers. The Corporation also expects that price compression will continue in the asset management industry, particularly in the ETF segment as players compete for market share. As a result, the Corporation believes that asset managers without differentiated offerings and access to distribution and capital will be at a disadvantage.

In January 2018, SAM completed the CFCL Transaction. See "General Development of the Business". After giving effect to the completion of such transaction and the launch of the CEF Trust, the physical trusts account for approximately $8.6 billion of SAM’s AUM as of December 31, 2019. In addition, as a result of the CFCL Transaction, SAM acquired approximately 90,000 new investors and enhanced the scale and competitiveness of its physical bullion trusts. As at December 31, 2019, the majority of those new investors have been retained.

In January 2020, SAM successfully completed the acquisition of Tocqueville Asset Management's gold strategies. The addition of these assets grew our AUM by approximately US$1.8 billion (C$2.3 billion) and added meaningful scale to our Managed Equities platform.

SAM will continue to consider strategic acquisitions which will allow it to build scale, improve profitability or enter new markets and investment categories.

Lending

Sprott Resource Lending operates in the specialized lending industry, carrying out lending activities on a global basis. SRLC’s competition includes other unconventional lenders, bank loans, high yield note offerings, investment funds and money managers, and public and private equity financings carried out by those institutions. As markets in the resource sector improve, potential borrowers may opt for equity or bank loans for their financing needs rather than SRLC’s product offering.

Brokerage

Merchant Banking

SCP's Merchant Banking Division competes with large domestic and international securities firms, securities subsidiaries of major chartered banks, major regional firms, smaller niche-oriented companies as well as institutional and strategic investors. The Corporation believes that the expertise of the Merchant Banking Division's team, their extensive background in natural resources and their access to the deal flow and expertise of the broader Sprott group network provides SCP's Merchant Banking Division with a competitive advantage within its operating niche.

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Advisory Services

SCP's Advisory Services Division is focused on providing private client solutions to clients interested in natural resource investment opportunities. The Corporation believes that the Advisory Services Division can be competitive in this segment through its access to private placement opportunities generated by the Merchant Banking Division as well as resource-focused Investment Products managed by the SAM investment team.

U.S Brokerage

The U.S. asset management industry - both broker-dealers and asset managers - is highly competitive but fragmented. Both SGRIL and SAM USA operate specialized “niche” businesses. SGRIL provides brokerage services to clients focused on small capitalization stocks in the natural resource sector. SAM USA offers a managed account program for investors seeking a personalized wealth management program focused on investments in natural resources.

The Corporation believes that the specialized focus that both SGRIL and SAM USA offer to clients is a distinct competitive advantage for both SGRIL and SAM USA. Each of these companies seeks to increase its client base through expanded marketing and sales efforts across selected geographic markets in the U.S.

Corporate

The Corporate segment provides treasury and shared services to the Corporation's subsidiaries.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE POLICY

The Corporation has implemented an Environmental, Social and Governance ("ESG") Policy.

The Corporation believes it is part of its corporate responsibility to deliver returns by being a responsible investor and that integrating ESG matters into its investment decision-making process and active ownership practices are key tenets to being a responsible investor.

ESG Principles

The United Nations Principles for Responsible Investment (“UNPRI”) was launched in 2006 with the aim of ensuring that ESG matters are considered during the investment process and subsequent management of investments. The UNPRI framework has become the standard for global best practice in responsible investing. Although the UNPRI framework is voluntary, the Corporation has committed to incorporating ESG matters into its investment decision making and active ownership practices.

The Corporation will endeavour to observe the following UNPRI principles:

•	The Corporation will incorporate ESG issues into investment analysis and decision-making processes.
•	The Corporation will be an active owner and incorporate ESG issues into its ownership policies and procedures.
•	The Corporation will seek appropriate disclosure on ESG issues by the entities in which it invests.
•	The Corporation will promote acceptance and implementation of the principles within the investment industry.
•	The Corporation will work to enhance its effectiveness in implementing the principles.
•	The Corporation will report on its activities and progress towards implementing the principles.

The Corporation has created an ESG Committee which has been tasked with the creation and ongoing implementation of the Corporation’s ESG program. Furthermore, the Corporation undertakes to use reasonable endeavours to:

•	Comply with relevant regulations governing the protection of human rights, occupational health and safety, the environment and the labour and business practices of the jurisdictions in which it conducts business.
•	Adhere to the highest standards of conduct intended to avoid even the appearance of negligent, unfair or corrupt business practices.
•	Regard implementation of its ESG program as an integral part of how it does business.
•	Instruct its investment professionals in the identification and management of ESG risks and opportunities.
•	Recognise that its ESG responsibilities are of an ongoing nature and to encourage the continual improvement in the execution of the Corporation's ESG program.

The ESG Committee will periodically review the effectiveness of the Corporation's ESG program and report relevant findings to the CEO and Board.

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RISK MANAGEMENT

The Corporation monitors, evaluates and manages the principal risks associated with the conduct of its business. These risks include external market risks to which all investors are subject and internal risks resulting from the nature of the Corporation’s business.

The Corporation conducts an enterprise risk assessment on all of its major operating business units at least annually.  Through the risk assessment process, the Corporation identifies the significant risk factors present in each business unit, and subjectively determines the likelihood of the risk occurring and the financial and/or non-financial impact to such business if the risk occurs.  The Board and/or the management of each business unit monitors the significant risk factors identified by the Corporation and, where deemed necessary, adopts an appropriate risk optimization strategy.

The Corporation has internal control policies related to its business conduct. Such polices are intended to ensure conformity with the rules and regulations of the Canadian Securities Administrators, IIROC, the Ontario Securities Commission, the SEC, FINRA and any other regulator, as applicable.   The policies focus on multiple areas, including employee code of ethics, conflict of interest management, as well as, compliance and risk monitoring of all business processes.   Each policy has a defined control objective and applicable procedures to ensure adherence to sound business practices, regulatory requirements and high ethical standards, including capital adequacy, insurance, segregation of clients’ securities, safeguarding of securities and cash, and pricing of securities.

The Corporation has also established a number of policies with respect to its employees’ personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Funds without prior approval. All of the Corporation’s employees must comply with the Corporation’s written policies and procedures, including the Corporation's Code of Business Conduct and Ethics, which establish strict rules for professional conduct and management of conflicts of interest, and the Corporation's Insider Trading Policy, which fosters and facilitates compliance with applicable laws, including applicable securities laws.

The Corporation believes that confidentiality is essential to the success of its business and, as such, strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Corporation keeps the affairs of its investors/clients confidential and does not disclose the identities of its investors/clients (absent express investor/client consent to do so). If a prospective client or investor requests a reference, the Corporation will not furnish the name of an existing client or investor before receiving permission from such client or investor to reveal their business relationship with the Corporation. See “Risk Management - Privacy Policy”.

Regulatory Matters

SCP is registered as an investment dealer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, Prince Edward Island, New Brunswick, Nova Scotia, and Newfoundland and Labrador. SCP is also a member of IIROC. SAM is registered as a portfolio manager and an exempt market dealer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia and Newfoundland and Labrador and as an investment fund manager in Ontario, Quebec and Newfoundland and Labrador. SAM is also registered as an exempt market dealer in Quebec and as a Commodity Trading Manager in Ontario.

The Corporation is subject to extensive regulation in Canada. As a matter of public policy, regulatory bodies in Canada are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. The Corporation’s operations are subject to the securities legislation of eight Canadian provinces, the Universal Market Integrity Rules, and the rules, regulations and by-laws of IIROC. The distribution of the Funds is also subject to regulations under the securities legislation of those jurisdictions where its Funds are sold.

Securities brokerage, trading, advisory and investment banking activities are conducted in SGRIL, a U.S.-registered broker-dealer affiliate. The SEC, state securities regulators and FINRA regulate this broker-dealer affiliate.

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SAM and SAM USA are involved in the business of investment management in the U.S. or to U.S. persons. These activities require that SAM and SAM USA be registered with the SEC as investment advisers under the U.S. Investment Advisers Act of 1940 (the “Advisers Act”). The Advisers Act and related rules regulate the registration and activities of investment advisers. Certain activities of SAM are also subject to regulation by the U.S. Commodity Futures Trading Commission and the National Futures Association.

The Corporation is subject to regulations that cover all aspects of the securities business, including sales methods, trading practices among investment dealers, use and safekeeping of funds and securities, capital structure, record-keeping, conflicts of interest and the conduct of directors, officers and employees. The various government agencies and self-regulatory organizations having jurisdiction over registrants are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a registrant or its directors, officers or employees. A registrant is subject to rules respecting the maintenance of minimum regulatory capital. Compliance with regulatory capital requirements can limit a registrant’s operations and also restrict its ability to withdraw capital from its regulated affiliates, which in turn can limit its ability to repay debt or pay dividends on its shares.

Since the Corporation’s ability to carry on its business is dependent upon its continued registration under applicable laws, the Corporation regularly reviews its policies, practices and procedures to ensure that they comply with current regulatory requirements and employees are routinely updated on relevant legal requirements. In addition, external legal advice is obtained, as required, to ensure that the Corporation is informed of new regulatory requirements that may be applicable. All of the Corporation’s registrations are in good standing. SCP has retained National Bank Independent Network (“NBIN”) under a written introducing/carrying broker agreement to provide certain record-keeping and operational services in respect of its client accounts which may include execution and settlement of securities transactions, custody of securities and cash balances, and extension of credit on margin transactions. The fees payable to NBIN as carrying broker are not considered material to the Corporation or NBIN.

There are certain regulatory restrictions on the ownership and holding of shares of investment dealers and their parent companies. Notably, the direct or indirect ownership or holding of an interest in an investment dealer by the public is subject to approval by IIROC, other self-regulatory organizations, stock exchanges and certain securities commissions. See “Risk Factors” and “Capital Structure”.

Privacy Policy

The Corporation is also subject to Canadian federal and provincial privacy laws regarding the collection, use, disclosure and protection of client information. The Personal Information Protection and Electronic Documents Act (“PIPEDA”), the federal privacy legislation governing the private sector, requires that organizations only use personal information for purposes that a reasonable person would consider appropriate in the circumstances and for the purposes for which it is collected. The Corporation complies with the applicable requirements of PIPEDA and all applicable provincial personal information laws. The Corporation collects personal information directly from investors or through their financial advisor and/or dealer in order to provide such investor with services in connection with his or her investment, to meet legal and regulatory requirements and for any other purposes to which such investor may consent.

In addition, in the European Union, some of the Corporation’s operations are subject to the European Union’s General Data Protection Regulation (“GDPR”) which took effect on May 25, 2018. The GDPR establishes new, and in some cases more stringent, requirements for data protection in Europe, which provides for substantial penalties for non-compliance. The GDPR introduces a number of new obligations for subject companies including obligations relating to: expanded disclosures about what personal data is collected and how it is used, a more narrow definition of consent, new rights afforded to data subjects in respect of their personal data, limitations on retention of personal data and mandatory breach notifications. Additionally, the GDPR places companies under new obligations relating to data transfers and the security of the personal data they possess. The GDPR will also be adopted into English law if the United Kingdom leaves the European Union. The impact of the GDPR on the Corporation’s business is still under review. However, the Corporation has made certain modifications to its policies and procedures in order to comply with these requirements.

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Additionally, some of the Corporation’s operations are subject to the California Consumer Privacy Act (“CCPA”) which took effect on January 1, 2020, but which the California Attorney General may not enforce until July 1, 2020. The CCPA establishes similar requirements as GDPR with respect to how the Corporation may use the personal information of consumers who reside in California and the rights that those consumers have with respect to the personal information in the possession of the Corporation. In general, the CCPA grants consumers the right to know what personal information a business possesses, the right to request that the business provide that personal information to the consumer, the right to request that the business delete that personal information, and the right to request that the business not sell that personal information to third parties.

The Corporation does not sell, lease, barter or otherwise deal with personal information collected by the Corporation with third parties. The Corporation carefully safeguards all personal information collected and retained by it and, to that end, restricts access to personal information to those employees and other persons who need to know the information to enable the Corporation to provide its services. The Corporation’s employees are responsible for ensuring the confidentiality of all personal information they may access. Annually, each of the Corporation’s employees is required to sign a code of conduct, which contains policies on the protection of confidential information.

The Corporation’s Privacy Policy is provided to every prospective client and sets out the Corporation’s commitment to the protection of the privacy of its clients.

Anti-Money Laundering Laws

In order to comply with federal legislation aimed at the prevention of money laundering, the Corporation sometimes requires additional information concerning a purchaser of securities of any Investment Products. If, as a result of any information or other matter which comes to the attention of any of its directors, officers or employees, or its professional advisors, the Corporation knows or suspects that an investor is engaged in money laundering, it is required to report such information or other matter to the Financial Transactions and Reports Analysis Centre of Canada and such report shall not be treated as a breach of any restriction upon the disclosure of information imposed by law or otherwise.

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RISK FACTORS

An investment in the securities of the Corporation involves a number of risks. In addition to the other information contained in this AIF, investors should carefully consider the risks described below before making an investment decision. The Corporation’s business, financial condition, revenues and profitability could be materially adversely affected by any of these risks. The trading price of the Common Shares could decline due to any of these risks, and investors may lose all or part of their investment. The risks described below are not the only ones facing the Corporation and holders of Common Shares. Additional risks not currently known to the Corporation or that management currently considers immaterial may also impair the Corporation’s business operations should such risks arise or become material to the Corporation.

This AIF contains Forward-Looking Statements that involve significant known and unknown risks, uncertainties and assumptions. The Corporation’s actual results could differ materially from those expressed, anticipated or implied in these Forward-Looking Statements as a result of certain factors, including the risks faced by the Corporation described below and elsewhere in this AIF. See “Forward Looking Statements”.

Risks Related to the Business

Difficult Market Conditions

The success of the Corporation’s business lines is highly dependent upon conditions in the Canadian and global equity and financial markets and economic conditions throughout the world that are outside the Corporation’s control and difficult to predict. Factors such as interest rates, availability of credit, inflation rates, economic uncertainty, cyclical factors, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts, security operations, demonstrations or protests), government policies, securities offerings and M&A activity, expenses associated with establishing and expanding new and existing business units and product offerings and performance of businesses and industry sectors can have a material negative impact on the Corporation's revenues and profitability.

Unpredictable or unstable market conditions and adverse economic conditions may result in reduced opportunities to find suitable risk-adjusted investments to deploy capital and make it more difficult to exit and realize value from existing investments, which could materially adversely affect the Corporation’s ability to raise new funds and sustain profitability and growth.

The majority of the Corporation's Investment Products are focused on precious metals and the natural resource industry. The natural resource industry is notoriously cyclical and the Corporation’s performance is effected by the various stages in the resource investment cycle. In particular, investment performance, financial results and the ability to attract assets may be adversely affected by falling precious metals and commodity prices.

Poor Investment Performance

Management believes that investment performance is one of the most important factors explaining the historical growth of the Corporation’s AUM. Poor investment performance (relative to its competitors or otherwise) could impair revenues and growth as existing clients might withdraw funds in favour of better performing products and the ability of the Corporation to attract funds from existing and new clients would be reduced. All of the foregoing could result in lower AUM and could impact the Corporation’s ability to earn management fees. In addition, the ability to earn performance fees is directly related to investment performance and therefore poor investment performance may cause the Corporation to earn lower performance fees.

There is no assurance that the Corporation will be able to achieve or maintain any particular level of AUM, which may have a material negative impact on its ability to attract and retain clients, management fees and potential performance fees, and overall profitability. The Corporation’s Investment Products tend to be more volatile than general market indices as the Corporation's investment team strives for exceptional performance and returns rather than attempting to mirror or follow the market indices. This volatility combined with negative or poor performance could combine to lead to a reduction in AUM and lower management fees and performance fees as a result. See "Risk Factors - Risks Related to the Corporation's Investment Products" regarding various risks to the performance of the Corporation's Investment Products.

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Key Management and Staff

The Corporation’s business is dependent on the highly skilled and often highly specialized individuals employed by the Corporation. The contribution of these individuals to the investment management, client service, sales, marketing, capital markets and operational teams is important to attracting and retaining clients. The Corporation aims to establish relationships with prospective clients in advance of any transaction, and to maintain such relationships over the long-term. Such relationships depend in part on the individual employees who represent the Corporation in its dealings with such clients. Management devotes considerable resources to recruiting, training and compensating these individuals. However, the competition in the market and the reliance on performance results have increased the demand for high quality professionals in the industries in which the Corporation operates.

Management has taken, and will continue to take, steps to retain key employees, including incentive programs such as the Corporation’s employee bonus pool, revenue share program, the Corporation’s stock option plan (the "Option Plan"), employee profit sharing plan (“EPSP”) and equity incentive plan ("EIP"). The Corporation has also entered into employment agreements with certain key employees. However, not all of the investment professionals have employment agreements or are subject to non-competition or non-solicitation restrictions. There can be no assurance that the steps taken to retain key individuals will be sufficient in light of the increasing competition for experienced professionals in the industry or that management will be able to recruit a sufficient number of new employees with the desired qualifications in a timely manner, if required. The failure to retain key employees and to recruit new employees could lead to a decline in revenues.

Employee Error or Misconduct

Misconduct by employees could include binding the Corporation to transactions that exceed authorized limits or present unacceptable risks, or concealing from the Corporation unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use of confidential information, which could result in regulatory enforcement proceedings, sanctions and serious reputational harm. The Corporation is also susceptible to loss as a result of employee error. While management proactively takes extensive measures to deter employee misconduct or prevent employee error, the precautions management takes to prevent and detect this activity may not be effective in all cases, which could materially adversely affect the business, financial condition or profitability of the Corporation.

Performance Fee Fluctuations

The Corporation is entitled to performance fees only if performance exceeds pre-specified performance hurdles. If these hurdles are not exceeded, performance fees will not be payable for the relevant period. Moreover, any failure to meet or exceed a performance hurdle is carried forward indefinitely until such time as such deficit is made up. Performance fees will vary from period to period in relation to, among other things, volatility in investment returns, causing revenues to be more volatile. The volatility in revenues may decrease the Common Share price. In addition, most of the Investment Products have a December 31 performance year end, at which time performance fees (other than crystallized performance fees) for that 12-month period are determined. The Limited Partnerships have a carried interest generally received upon certain monetizing events in the Limited Partnership. Performance fees are generally received only once per portfolio performance year and determined based on the difference between the net asset value of the particular Investment Product on the first day of its performance year and on the last day of its performance year. The performance fees could be significantly impacted by events or factors beyond the Corporation’s control that affect the net asset value on one of those days. For example, the markets generally could suffer a significant decline in value on or near the last day of a performance year as a result of a market or world event that could cause the Corporation to earn lower or no performance fees for that performance year despite a prior overall increase in the net asset value of those Investment Products over the course of the year.

Moreover, there may be increased volatility in the price of Common Shares during the period leading up to the announcement of performance fees and/or the declaration by the Board of special dividends, if any.

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Counterparty Risk

The majority of the Corporation's receivables are from management fees, carried interest and performance fees from the business segments and funds. A business segment or another counterparty failing to pay its financial obligation could cause a decline in revenues for the Corporation.

Liquidity risk

The Corporation has a risk that it cannot meet its demand for cash or fund obligations as they come due. This includes exposure to liquidity risk through its loan advances (both directly via balance sheet loans and indirectly via borrowers of the Lending Funds the Corporation co-invests with) and other financial liabilities. The Corporation manages its liquidity risk my maintaining sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Corporation has access to a $90 million committed line of credit with a major Canadian Schedule I chartered bank.

Industry Changes

The historical growth of the financial services industry may not continue and adverse economic conditions and other factors, including a protracted or precipitous decline in the Canadian, international or global financial markets or a change in the acceptance of fees typically charged by industry participants, could affect the popularity of the Corporation’s services or result in clients withdrawing from the markets or decreasing their level and/or rate of investment. A decline in the growth of the industries in which the Corporation operates or other changes to the industries that discourage investors could affect the Corporation’s ability to attract clients or could lead to redemptions of the Investment Products, as applicable, for reasons that may be unrelated to their performance but would nonetheless result in a decline in revenues.

Information Security Policies

The Corporation is dependent on the effectiveness of its information security policies, procedures and capabilities to protect its computer and telecommunications systems, and the data that resides on or is transmitted through them. Although the Corporation takes protective measures and tries to modify them as circumstances warrant, computer systems, sensitive data, software and networks may be vulnerable to cyberattacks, unauthorized access, computer viruses or other malicious code and events that could have a security impact. If one or more of these events occur, this could potentially jeopardize the Corporation’s, or its clients’ or counterparties’ confidential and other personal information processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in clients’, counterparties, or third parties’ operations. The Corporation may be required to expend significant additional resources to modify protective measures or to investigate and remediate vulnerabilities or other exposures. As a result, the Corporation may be subject to financial losses, litigation, fines and/or liability for failure to comply with privacy and data security laws and regulations as well as regulatory investigations and heightened regulatory scrutiny. These all may lead to reputational harm affecting client and investor confidence, which in turn could materially adversely affect the Corporation’s business, financial condition or profitability.

A cyberattack could also compromise any proprietary, confidential or sensitive information or systems that the Corporation maintains for the purpose of competitive advantage (e.g. confidential corporate finance deal details) and such a compromise could lead to lost revenues while the Corporation attempts to recover or replace the lost information or systems.

The increased use of smartphones and other mobile devices, as well as enabling employees to securely access the Corporation’s network remotely, may also heighten these risks.

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Use of Technology

The Corporation is dependent on the efficiency and effectiveness of the technologies it uses. Any failure or interruptions of the Corporation’s systems, or those of third parties such as service providers, clearing corporations and exchanges, could cause delays or other problems in the Corporation’s sales, trading, clearing, settlement and other client services. Improper functioning of any of the technologies could materially interrupt the Corporation’s business operations and cause material financial loss, regulatory actions, breach of client contracts, reputational harm or legal liability, which in turn, could materially adversely affect the business, financial condition or profitability of the Corporation. Although the Corporation has back-up procedures, duplicate systems and business continuity plans in place, there is no assurances that procedures and plans will be sufficient or adequate in the event of a failure or interruption.

Lack of Investment Opportunities

An important component of investment performance is the availability of appropriate investment opportunities for the Corporation, new clients and new client assets. If the Corporation is not able to find sufficient investments in a timely manner, investment performance could be materially adversely affected. Alternatively, if there are insufficient investment opportunities, management may elect to limit the Corporation’s growth and reduce the rate of intake of new clients and new client assets. Historically, depending on, among other factors, prevailing market conditions, the Corporation has taken opportunities to invest in smaller market capitalization companies and other more thinly traded securities in which relatively smaller investments are typically made. As the Corporation’s AUM increases, the Corporation may not be able to exploit the investment opportunities that have historically been available to the Corporation or find sufficient investment opportunities for producing the absolute returns targeted. If the Corporation is not able to identify sufficient appropriate investment opportunities for itself, new clients and new client assets, the Corporation’s investment performance and management’s decision to continue to grow may be materially adversely affected.

Regulatory Compliance

The Corporation’s ability to carry on its business is dependent upon its compliance with and continued registration under securities legislation in the jurisdictions in which it carries on business. See “Risk Management - Regulatory Matters”. The securities business is subject to extensive regulation under securities laws in Canada, the U.S. and elsewhere. Compliance with many of the regulations applicable to the Corporation involves a number of risks, particularly in areas where applicable regulations may be subject to interpretation. In the event of non-compliance with an applicable regulation, securities regulators, IIROC and FINRA may institute administrative or judicial proceedings that may result in censure, fine, civil penalties, issuance of cease-and-desist orders, deregistration or suspension of the non-compliant investment dealer or investment adviser, suspension or disqualification of the investment dealer’s officers or employees, or other adverse consequences. The imposition of any such penalties or orders on the Corporation regardless of duration or any subsequent appellate results could have a material adverse effect on the Corporation’s operating results and financial condition.

Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often affect directly the method of operation and profitability of securities firms. It is not possible to predict with any certainty as to what effect any such changes might have on the Corporation’s business. Furthermore, its business may be materially affected not only by regulations applicable to the Corporation as a financial market intermediary, but also by regulations of general application. For example, returns on investments in a given time period could be affected by, among other things, existing and proposed tax legislation, competition policy and other governmental regulations and policies, including the interest rate policies of the Bank of Canada, the Federal Reserve or other global central banks and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities or industry-specific legislation or regulations.

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Risk Management

Management uses its best efforts to monitor, evaluate and manage the principal risks associated with the conduct of the Corporation’s business. These risks include external market risks to which all investors are subject and internal risks resulting from the nature of the business. See “Risk Management”. Some of the methods of managing risk used are based upon the use of observed historical market behaviour. As a result, these methods may not predict future risk exposures, which may be significantly greater than the historical measures indicated. Other risk management methods depend upon evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective. A failure in management’s ability to manage risks could materially adversely affect the business, financial condition or profitability of the Corporation.

Conflicts of Interest

Certain of the Corporation’s Investment Products have overlapping investment objectives and potential conflicts may arise with respect to decisions regarding how to allocate investment opportunities among them. Pursuant to the Corporation’s fair allocation policy, if an investment opportunity is suitable for more than one Investment Product, such investment opportunity is equitably allocated in order to ensure that the Investment Products have equal access to the same quality and quantity of investment opportunities. Management consistently seeks to negotiate the best possible price through a broker, and when allocating block trades, allocations are made on a pro rata basis, with consideration given to the objective, strategy, restriction, portfolio composition and cash availability of each Investment Product. Therefore an Investment Product may not be able to participate fully in an investment opportunity, which may have a negative impact on its investment strategy and accordingly may affect its performance.

It is possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction or litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult and the Corporation’s reputation could be damaged if there is a failure to deal appropriately with one or more potential or actual conflict of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on the Corporation’s business in a number of ways, including as a result of redemptions by investors, an inability to raise additional funds and a reluctance of counterparties to do business with the Corporation.

Competitive Pressures

The industries in which the Corporation operate are highly competitive. Some of the Corporation’s competitors have, and potential future competitors could have, substantially greater technical, financial, marketing, personnel, distribution and other resources. There can be no assurance that the Corporation will be able to achieve or maintain any particular level of AUM or revenues in this competitive environment. The Corporation's merchant bank competes with large domestic and international securities firms, securities subsidiaries of major chartered banks, major regional firms, smaller niche-oriented companies as well as institutional and strategic investors. Competition could have a material adverse effect on profitability and there can be no assurance that the Corporation will be able to compete effectively. In addition, the ability to maintain the management fee and performance fee structure is dependent on the ability to provide clients with products and services that are competitive. Investors have become more price and value conscious for a variety of reasons, including the current state of the capital markets, low interest rates and reduced investment return expectations, increased regulatory and media focus on fees (particularly for mutual funds), inconsistent investment performance and the availability of lower cost investment products. There can be no assurance that the Corporation will be able to retain the current fee structure or, with such fee structure, retain clients in the future. A significant reduction in management fees or performance fees would have a material adverse effect on revenues.

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Sustaining and Managing Growth

Management is required to continuously develop the Corporation’s systems and infrastructure in response to the increasing sophistication of the market and legal, accounting and regulatory developments.

Future growth will depend on, among other things, the ability to maintain an operating platform and management systems sufficient to address growth and will require the Corporation to incur additional expenses and to commit additional senior management and operational resources. As a result, management faces challenges in: (i) maintaining adequate financial and business controls; (ii) implementing new or updated information and financial systems and procedures; and (iii) training, managing and appropriately sizing the work force and other components of the business on a timely and cost-effective basis. There can be no assurance that the Corporation will be able to manage growth effectively or that it will be able to continue to grow, and any failure to do so could adversely affect the ability to generate revenue and control expenses.

The Corporation may enter into new businesses, make future strategic investments or acquisitions or enter into joint ventures, each of which may result in additional risks and uncertainties in its business. For example, the Corporation may have difficulty integrating and assimilating the operations and personnel of the recently acquired Tocqueville gold strategies and fail to realize its previously anticipated synergies, which could adversely impact the Corporation’s results of operations.

Management intends, to the extent that market conditions warrant and regulatory conditions permit, to grow the Corporation’s business, including by increasing AUM, and creating new investment products and businesses. Accordingly, management may pursue growth through strategic investments, acquisitions or joint ventures, including co-management relationships with other investment managers and entering into new lines of business. Risks associated with such activities include: (i) exposure to unknown or unforeseen liabilities of co-managers or acquired companies; (ii) higher than anticipated acquisition or start-up costs and expenses; (iii) increased investments in management and operational personnel, financial management systems and facilities; (iv) difficulty with efficiently co-managing with others or integrating operations and personnel of acquired companies; (v) disruption of ongoing business; (vi) diversion of management’s time and attention; (vii) possible dilution to shareholders; and (viii) loss of investors in existing Investment Products or other direct clients due to the perception that management is no longer focusing on the Corporation’s core business lines. Entry into certain lines of business may also subject the Corporation to new laws and regulations and may lead to increased litigation and regulatory risk. There can be no assurance that the creation of new investment products or new lines of business or any strategic investments, acquisitions or joint ventures will prove to be successful. If a new business, strategic investment, acquisition or joint venture generates insufficient returns or if management is unable to efficiently manage expanded operations, the Corporation’s results of operations will be materially adversely affected.

Privacy Laws

The Corporation is subject to laws and regulations with respect to privacy laws regarding the collection, use, disclosure and protection of client information. These laws and regulations are subject to frequent modifications and updates and require ongoing supervision. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact the Corporation’s business and failure to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by the Corporation’s clients or third parties.

Foreign Exchange Risk

Some of the expenses and revenues of the Corporation and various subsidiaries and Investment Products of the Corporation are denominated in U.S. dollars. As a result, the Corporation is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar. A decline in the U.S. dollar would result in a decrease in the real value of the Corporation’s revenues and adversely impact financial performance.

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Litigation Risk

In general, the Corporation will be exposed to risk of litigation by its clients if the management of any Investment Product is alleged to constitute gross negligence or willful misconduct. The Corporation may also be subject to litigation arising from client dissatisfaction with the performance of an Investment Product or from allegations that management improperly exercised control or influence over companies in which the Investment Products have large investments. The Corporation is exposed to the risk of litigation if an Investment Product suffers catastrophic losses due to the failure of a particular investment strategy or due to the trading activity of an employee who has violated market rules and regulations. The Corporation may also be exposed to risks of litigation or investigation relating to transactions which presented conflicts of interest that were not properly addressed.

In such actions the Corporation would be obligated to bear legal, settlement and other costs (which may be in excess of available insurance coverage). In addition, although the Corporation may be indemnified, its rights to indemnification may be challenged. If the Corporation is required to incur all or a portion of the costs arising out of litigation or investigations as a result of inadequate insurance proceeds or a failure to obtain or defend a challenge to its indemnification entitlement, the Corporation’s results of operations, financial condition and liquidity would be materially adversely affected.

Minimum Regulatory Capital Requirements

SCP and SAM are required to maintain a minimum amount of regulatory capital calculated in accordance with the rules of IIROC and of the Ontario Securities Commission, respectively. In addition, SGRIL is registered with FINRA in the United States and is required to maintain a minimum amount of regulatory capital calculated in accordance with the rules of FINRA and the SEC. Historically, such entities have satisfied such requirements with internally generated funds. There can be no assurance that sufficient, or any, funding will continue to be available in the future on acceptable terms. The Corporation monitors the level of regulatory capital required in each of its regulated entities on an ongoing basis to ensure minimum requirements are satisfied. Although each the Corporation's regulated entities currently has sufficient capital as of the date hereof, growth of the business may require additional capital. Failure to maintain required regulatory capital may subject the Corporation to fines, suspension or revocation of registration or could prohibit expansion of its businesses.

Business Resiliency Plans

The Corporation is dependent on the availability of its personnel, its office facilities and the proper functioning of its computer and telecommunications systems. While management has implemented a business continuity program, which is reviewed and updated annually, there can be no assurance that the Corporation’s business will not be interrupted and materially adversely affected during a disaster such as a severe weather event, fire, significant water damage, a prolonged loss of electricity or explosion or being collaterally damaged by any of the foregoing occurring to neighbouring businesses. The Corporation’s policy is to ensure the continued ability to serve clients and protect their assets and account information, in addition to the people and assets of the Corporation. While management believes the business continuity program has been developed to minimize any disruption, there can be no assurance of business continuity in the event that there are disruptions of normal operations. A disaster could materially interrupt business operations and if the disaster recovery plans prove to be ineffective, it could cause material financial loss, loss of human capital, reputational harm or legal liability, which, in turn, could materially adversely affect the business, financial condition or profitability of the Corporation.

Insurance Coverage

The Corporation has various types of insurance, including general commercial liability insurance and financial institution bonds. The adequacy of insurance coverage is evaluated on an ongoing basis, including the cost relative to the benefits. However, there can be no assurance that claims will not exceed the limits of available insurance coverage or that any claim or claims will be ultimately satisfied by an insurer. A judgment against the Corporation in excess of available insurance or in respect of which insurance is not available could have a material adverse effect on the Corporation’s business, financial condition or profitability. There can be no assurance that the Corporation will be able to obtain or maintain its current insurance coverage on favourable economic terms in the future.

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Historical Financial Information

The historical growth rates in the Corporation’s revenue, net income and AUM are not necessarily indicative of future growth rates. The historical returns of the Investment Products should not be considered indicative of the future results that should be expected from such Investment Products or from any future Investment Products. Returns to date have been as a result of investment opportunities and general market conditions that may not repeat themselves, and there can be no assurance that current or future Investment Products will be able to avail themselves of favourable market conditions and/or profitable investment opportunities. The historical rates of return reflect the Corporation’s historical cost structure, which may vary in the future due to factors beyond management’s control, including changes in securities, tax and other laws. In addition, future returns will be affected by the applicable risks described elsewhere in this AIF, including risks of the industries and businesses in which a particular Investment Product invests.

Risks Related to the Corporation’s Investment Products

The Corporation’s results of operations are dependent on the performance of its Investment Products. Poor performance of any of the Investment Products will result in reduced management fee and performance fee revenues and reduced returns on the Corporation’s proprietary investments therein. In addition, poor performance of the Investment Products will make it difficult for the Corporation to retain or attract investors and grow its business. Each Investment Product is subject to some or all of the following risks:

(a)	external market and economic conditions beyond the Corporation’s control such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances, have an effect on their respective performance and net asset value;

(b)	fluctuation in the frequency and size of redemptions could have a negative impact on their respective value, including substantial redemptions of units, which could require the liquidation of positions more rapidly than otherwise desirable in order to raise the necessary cash to fund such redemptions and achieve a market position appropriately reflecting a smaller asset base. A significant amount of redemptions can have a materially adverse effect, which in turn will affect the management fees and performance fees payable to the Corporation;

(c)	certain of the Investment Products have a limited operating history, and historical performance of any of them individually or collectively is not intended to be, nor should it be construed as an indication or forecast of future performance or an indication as to the future value or return on investment;

(d)	the competitive environment for investments means there can be uncertainty in identifying and completing investment transactions which can result in less favourable investment terms than would otherwise be the case;

(e)	investment objectives, strategies, restrictions and/or portfolios are subject to changes over time;

(f)	investments made in commodities will have prices which are subject to large fluctuations and potential declines in value;

(g)	investments significantly concentrated in precious metals and the resource sector will be subject to larger fluctuations than the fluctuations that occur in the general market;

(h)	investments which are focused primarily or exclusively on small capitalization companies tend to be less stable and potentially less able to withstand market fluctuations;

(i)	some of the special investment techniques employed include short selling, leveraging, hedging, using derivatives or options, and concentration of investment holdings, all of which are subject to their own inherent risks;

(j)	assets may be exposed to currency risk and foreign investment risk when invested in securities that are denominated in foreign currencies and/or in securities of foreign issuers;

(k)	investments in bonds, preferred shares and/or money market securities will be affected by changes in the general level of interest rates;

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(l)	the inability to pay the expenses of one class or series of units may result in an increase in the expenses of the other classes or series of such Fund, Managed Account or Limited Partnership, the effect of which could be to lower the investment returns of the other class(es) or series that have been affected, even though the value of the investments of the Fund, Managed Account or Limited Partnership may have increased;

(m)	some investment strategies use securities lending, which involves risk of potential loss if the other party to such lending transactions is unable to fulfill its obligations;

(n)	there may be difficulty in selling due to illiquidity of some of the securities they have invested in;

(o)	securities exchanges typically have the right to suspend or limit trading, which could render it impossible to liquidate positions and lead to significant unanticipated losses;

(p)	there may be uncertainty as to whether certain Funds will qualify as “mutual fund trusts” under the Income Tax Act (Canada) and this may result in certain adverse tax consequences to the Fund if certain investment strategies are employed;

(q)	the positions taken by the Corporation on the tax treatment related to certain Funds and Limited Partnerships are subject to potential challenge and may not be upheld;

(r)	there are various expenses incurred from time to time regardless of whether any profits are realized and such expenses or costs may negatively impact the net asset value of a Fund, which in turn will affect the management fees and performance fees;

(s)	they may be subject to losses due to indemnification obligations for which they are not insured;

(t)	there is no guarantee that foreign jurisdictions will recognize the limited liability of limited partners or unitholders;

(u)	the valuation of investments is subject to uncertainty as certain investments, such as investments in private companies, may be difficult to value accurately. Independent pricing information may not always be available in relation to such securities and other investments. While audits are conducted by independent auditors in order to assess whether the financial statements are fairly stated in accordance with Canadian generally accepted accounting principles or IFRS, as applicable, the valuations may involve judgment determinations and, if such valuations should prove to be incorrect, their net asset value could be misstated. Accordingly, the Corporation may incur substantial costs in rectifying pricing errors caused by the misstatement of such valuations;

(v)	the due diligence process undertaken in connection with a particular investment may not reveal all the facts that may be relevant to whether such investment will be successful and there can be no assurance that management will correctly evaluate the risks of making certain investments; and

(w)	investments are made in issuers that the Corporation does not control and accordingly such investments will be subject to the risk that the issuer of the securities may make business, financial or management decisions with which the Corporation does not agree or that the majority stakeholders or the management of the issuer may take risks or otherwise act in a manner that does not serve the Corporation’s interests.

Administrative Services

Administrative services provided by the Corporation depend in some cases on software and services provided by third parties. The loss of these suppliers’ products or services, or problems or errors related to such products could have an adverse effect on the ability of the Corporation to effectively provide these administrative services. Significant changes to the pricing arrangements with such third parties could materially adversely affect operating results. There can be no assurance that the systems of key third party service providers will operate without interruption or that the providers will be able to prevent extended service interruptions in the event of a systems failure, natural disaster or outage, any of which could materially adversely affect the Corporation’s business, operations and profitability.

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Risks Relating to the Corporation’s Proprietary Investments

The Corporation’s financial condition and profitability are dependent, in part, on the performance of its proprietary investment portfolio. Reduced returns on these proprietary investments may have a material adverse impact on the Corporation. Additional risks associated with the Corporation’s proprietary investments include the following risks.

Reliance on Management

Success of these investments depends on, among other things, the Corporation’s ability to manage its respective investments and assets. There is no guarantee that particular strategies employed will be successful, or that the Corporation will be able to continue to rely on the key personnel it depends on in this role.

Investments in the Corporation’s Investment Products

A significant portion of the Corporation’s proprietary investments are invested in the Corporation’s Investment Products. The value of the proprietary investments is dependent on the performance of the Investment Products. The performance of the Investment Products are subject to a number of risks, including those identified above in “Risk Factors - Risks Related to the Corporation’s Investment Products”, any of which may materially decrease the value of the proprietary investments.

Competitive Environment

The competitive environment for investments means there can be uncertainty in identifying and completing investment transactions which can result in less favourable investment terms than would otherwise be the case.

Concentration in Resource Sector

Investments made in commodities will have prices which are subject to large fluctuations and potential declines in value. Therefore, the Corporation’s proprietary investments that are concentrated in the resource sector are subject to larger fluctuations than the fluctuations that occur in the general market.

Illiquidity of Securities

The Corporation may experience difficulty liquidating its investments in securities of private and/or small capitalization companies due to the lack of a market or other restrictions on trading. In addition, securities exchanges typically have the right to suspend or limit trading which could render it impossible to liquidate positions in publicly traded companies. Either circumstance could lead to significant unanticipated losses.

Risks Related to the Lending Business

The Corporation’s results of operations are dependent, in part, on its lending business. The nature and credit quality of the Corporation’s and the Lending Funds' respective loan portfolios, including the quality of the collateral security that they each obtain, will impact upon the return they are each able to generate. Risks associated with the Corporation’s lending business include the following risks.

Credit Risk and Default in Repayment Obligations by Borrowers

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Corporation may result. In the event of a default by a borrower, there can be no assurance that the Corporation (either directly or indirectly via borrowers of the Lending Funds the Corporation co-invest with) or the Lending Funds, as applicable, will be able to secure repayment of the principal amount or interest accruing under the loan. If the Corporation or Lending Funds cannot realize on an outstanding loan due to a default by a borrower, the Corporation's financial condition and operating results will be adversely impacted.

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Decline in the Value of Natural Resource Commodities

The Corporation is exposed to adverse changes in conditions which affect commodity prices and energy prices for its and the Lending Funds' resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Corporation’s or the Lending Funds' loans fall to levels approaching or below the loan amounts. Any decrease in commodity or energy prices may delay the development of the underlying security or business plans a borrower and will adversely affect the value of the Corporation’s or the Lending Funds' security. Additionally, the value of the Corporation’s or the Lending Funds' respective underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated. If the underlying resource commodity against which the Corporation or the Lending Funds hold security declines in value, then the Corporation or the Lending Funds, as applicable, may not be able to recover the amount of all of an outstanding loan plus expenses in the event of a default by a borrower. If the Corporation or Lending Funds are unable to realize on their security to recover the principal amounts plus amounts on account of accrued interest and expenses in the event of a loan default or defaults, then the Corporation's financial condition and operating results will be adversely impacted. In addition, a general decline in the natural resource sector can materially reduce the value of any shares or warrants received in connection with loans made to borrowers.

Inability to Realize on or Dispose of Security Granted by Borrowers on a Defaulted Loan

The Corporation and the Lending Funds generally obtain security for their loans. This security may be in a variety of forms including, but not limited to, direct charges on mineral rights, mortgages, general security agreements, assignments of interests in property, pledges of shares and corporate guarantees. In addition, if the Corporation or the Lending Funds are required to enforce their respective security, the Corporation or the Lending Funds, as applicable, may incur significant expenses of sale, including legal and other expenses. There is no assurance that the net proceeds obtained from the enforcement of any security held by the Corporation or Lending Funds will be sufficient to recover the outstanding principal and accrued interest due under the relevant loan. If the Corporation or Lending Funds suffer a shortfall, then the Corporation's financial condition and operating results may be adversely impacted. There is no assurance that the Corporation or Lending Funds will be able to dispose of security on a timely basis and, as such, the Corporation's financial condition may be adversely affected.

Ability to Identify and Assess Candidates for Loans

The Corporation and Lending Funds rely on management to properly assess and identify qualified candidates for loans. Management undertakes an analysis of the fundamental business characteristics of all prospective borrowers and uses professionals in this assessment. Management researches factors that affect the credit risk of the borrower and the ability of the borrower to repay the loan. If management’s assessment of the ability of a borrower to repay a loan or the value of a borrower’s security is not correct, then the Corporation’s or Lending Funds' loans and revenues may be at greater risk than estimated by management with the result that the Corporation's financial condition and operating results may be adversely impacted.

Leveraged Nature of Companies

The companies in the natural resource sector in which the Corporation and Lending Funds will invest may have leveraged capital structures. The Corporation or Lending Funds may be subject to increased exposure to adverse economic factors such as a rise in interest rates, fluctuations in the debt market, a downturn in the economy or deterioration in the condition of such company or its industry. As a result, these companies’ flexibility to respond to changing business and economic conditions may be limited. In the event that a company is unable to generate sufficient cash flow to meet principal and interest payments on its indebtedness, high leverage will magnify the adverse effect on the value of the Corporation’s, Lending Fund I's, Lending Fund II's or other lending vehicle's loan to such company. In the event any company cannot generate adequate cash flow to meet, service or repay its loan, the Corporation or Lending Funds, as applicable, may suffer a partial or total loss, which could adversely affect the returns of the Corporation.

Commodity Price Fluctuations

Future market values and the amount of future income is uncertain due to the fluctuation in the price of specific commodities. The Corporation or Lending Funds may each, from time to time, enter into certain precious metal loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Corporation or the Lending Funds.

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Foreign Country and Political Risk

The Corporation or Lending Funds may enter into lending agreements with resource companies operating in various international locations. There are a number of risks that borrowers may face in foreign jurisdictions including, but not limited to, uncertain political or economic environments, terrorism or military action, civil disruption, changes to law or regulations, and government expropriation of property. Any of these risks could potentially adversely affect the borrower’s ability to repay its respective indebtedness with the Corporation or the Lending Funds. Changes in governments or policies could also adversely affect the Corporation and Lending Funds or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers. There is no assurance that governments will allow the transfer or sale of the underlying security.

Environmental

Operations of a resource company borrower will be subject to a variety of operating risks peculiar to the environment, such as forest fires, hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations. Such operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. A borrower (and, potentially, the Corporation or Lending Funds) could be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have material adverse effect on a borrower’s financial condition, results of operations and ability to repay the Corporation or Lending Funds, as applicable.

Syndication of Loans

The Corporation has, from time to time, entered into strategic relationships to syndicate certain loans as part of its strategy to diversify and manage risks associated with its loan portfolio, its liquidity position and to generate syndication fees. No assurance can be given that such existing strategic relationships will continue or that the terms and conditions of such relationships will not be modified in a way that renders them uneconomic. Furthermore, there can be no assurance that the Corporation will be able to enter into such relationships in the future. The inability to do so may adversely affect the Corporation’s ability to continue to service existing and prospective clients and manage its liquidity position.

Interest Rate Fluctuations

Decreases in prevailing interest rates may reduce the interest rates that the Corporation or Lending Funds are able to charge borrowers. Increases in prevailing interest rates may result in fewer borrowers being able to afford the cost of a loan. Accordingly, fluctuations in interest rates may adversely impact the Corporation’s profitability.

Change in Environmental Laws and Regulations

Changes in environmental laws and regulations can adversely impact a borrower’s ability to repay its indebtedness with the Corporation or Lending Funds or obtain additional financing which could result in the Corporation’s business and operating or financial results being adversely impacted. If a borrower fails to meet applicable environmental laws and regulations or such laws or regulations are revised, a borrower’s licenses could be revoked or suspended; thereby reducing the value of the underlying security of the loan and/or the borrower’s ability to repay its indebtedness. In exchange for the loans they make, the Corporation or the Lending Funds may take security in the form of real property mortgages. If environmental issues were to arise where the Corporation, Lending Fund I, Lending Fund II or other lending vehicles are deemed to be in possession or acquires ownership of the property, the Corporation, Lending Fund I, Lending Fund II or other lending vehicles may be liable for remediation costs or other environmental liabilities.

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Risks Relating to the Corporation’s Merchant Banking Division and Advisory Services Division

The Corporation’s financial condition and profitability are dependent, in part, on the performance of its Merchant Banking Division and Advisory Services Division, including capital markets activities. Reduced returns on these business lines may have a material adverse impact on the Corporation. Additional risks associated with the Corporation’s Merchant Banking Division and Advisory Services Division include the following risks.

Securities Law Liability

The merchant bank and advisory services business involves substantial risk of liability. An underwriter is exposed to substantial liability under securities laws, other laws and court decisions, including decisions with respect to underwriters’ liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.

In such actions, similar to litigation risk, SCP would be obligated to bear legal, settlement and other costs (which may be in excess of available insurance coverage). In addition, although SCP may be indemnified, its rights to indemnification may be challenged. If SCP is required to incur all or a portion of the costs arising out of litigation or investigations as a result of inadequate insurance proceeds or a failure to obtain or defend a challenge to its indemnification entitlement, the Corporation’s results of operations, financial condition and liquidity would be materially adversely affected.

Industry Focus

Although SCP has taken steps to diversify their business by product and geography, it continues to be particularly dependent on the market for security offerings and M&A activity by issuers in the natural resources sector. The foregoing industry represented nearly all of the Corporation’s 2018 investment banking revenue. Volatility or uncertainty in the business environment or the market for the securities of issuers in this sector, will materially adversely affect the Corporation’s financial results and financial condition. The Corporation also derives a portion of its revenue from institutional brokerage transactions related to the securities of issuers in this sector. Revenue from such institutional brokerage transactions can be expected to decline when underwriting activities in this industry sector declines, the volume of trading on listed marketplaces declines, or industry sectors or individual issuers reported results below investor expectations.

Fair Value Risk

The Corporation is exposed to fair value risk through its underwriting transactions and client trade facilitation. SCP may incur losses in connection with underwriting activities if it is unable to resell the securities it has committed to purchase or if it is forced to liquidate such securities at less than the agreed purchase price. Fair value risk may arise from SCP’s trading activities. While SCP holds a security, it is vulnerable to price fluctuations and may experience financial losses to the extent the value of the security decreases and it is unable to divest of its trading position in such security on a timely basis. In addition, SCP may retain significant concentrated positions in individual securities.

Risks Related to Organization, Structure and Common Shares

Share Price Fluctuation

The market price of the Common Shares could fluctuate significantly as a result of many factors, including the following: (i) economic and stock market conditions generally and specifically as they may impact participants in the investment management industry; (ii) the Corporation’s earnings and results of operations and other developments affecting the Corporation’s business; (iii) sales of additional Common Shares into the market by the shareholders who are a part of management of the Corporation (“Management Shareholders”), significant shareholders of the Corporation ("Significant Shareholders") and/or other employees of the Corporation; (iv) changes in financial estimates and recommendations by securities analysts following the Common Shares; (v) earnings and other announcements by, and changes in market evaluations of, participants in the investment management industry; (vi) changes in business or regulatory conditions affecting participants in the investment management industry; and (vii) trading volume of the Common Shares.

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In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results or prospects have improved or not changed.

Dilution and/or Consolidation

The Corporation may sell or issue additional Common Shares (or securities convertible or exchangeable into Common Shares) in the future to finance future activities. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional issuance of Common Shares (or securities convertible or exchangeable into Common Shares), investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

On May 11, 2018, the Shareholders approved a future consolidation of the Corporation’s Common Shares on a basis of one post-consolidation Common Share for up to five pre-consolidation Common Share, if and at such time, as the Board in its sole discretion may determine. If the Corporation so consolidates the Common Shares, there can be no assurances that the market price of the consolidated Common Shares will increase as a result of a consolidation. The marketability and trading liquidity of the Common Shares may not improve after consolidation. Moreover, the consolidation may result in some Shareholders owning “odd lots” or less than 100 or 1,000 Common Shares, which may make it more difficult for such Shareholders to sell their Common Shares or which may make Shareholders to incur greater transaction costs per Common Share to sell.

Sales by Management Shareholders or Significant Shareholders

Subject to compliance with applicable securities laws, Management Shareholders and/or Significant Shareholders may sell some or all of their Common Shares in the future. No prediction can be made as to the effect, if any, such future sales of Common Shares by Management Shareholders and/or Significant Shareholders will have on the market price of the Common Shares prevailing from time to time. However, the future sale of a substantial number of Common Shares by Management Shareholders and/or Significant Shareholders, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares.

Restrictions on Share Ownership and Transfer

The ownership of the Common Shares is subject to certain restrictions under legislation applicable to certain of the Corporation's subsidiaries and rules and regulations established by securities regulatory authorities and certain self-regulatory organizations. If any person (together with its associates and affiliates and any person acting jointly or in concert with it) controls or acquires control of, 10% or more of the issued and outstanding Common Shares (after giving effect to the conversion or exchange of any securities convertible or exchangeable into Common Shares that are controlled by such person, its associates and affiliates and any person acting jointly or in concert with it), the Corporation and/or its subsidiaries may be required to provide notice to, or require approval from, such securities regulatory authorities and self-regulatory organizations. The failure of the Corporation and/or its subsidiaries to so notify, or receive approval from, such entities may result in sanctions or the termination of memberships and/or registrations necessary for the operation of their business. The imposition of such sanctions or the termination of such memberships and/or registrations could have a material adverse effect on the business, financial results, financial condition and general business prospects of the Corporation and/or its subsidiaries. As a result of these restrictions, the market for significant blocks of Common Shares may be limited.

Dividends and DRIP

The payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Corporation will be at the discretion of the Board and will be established on the basis of the Corporation’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. In addition, the Corporation reserves the right to amend, suspend or terminate the dividend reinvestment plan (the "DRIP") at any time, but such action shall have no retroactive effect that would prejudice the interests of the participants.

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DIVIDENDS

All dividends are subject to declaration by the Board. Whether to declare any dividends and the amount of any such dividends are determined by the Board, in its sole discretion, after considering general business conditions, the Corporation’s financial results, including the level of performance fees paid to the Corporation, the Corporation’s solvency position and working capital requirements, and other factors it determines to be relevant at the time. The Corporation’s dividend policy currently provides that the Board will declare, and the Corporation will pay, quarterly dividends on its Common Shares in the amount of $0.03 per Common Share. In addition, the Board may annually declare a special dividend on each of its Common Shares following receipt of performance fees, if any. The amount and timing of such special dividend, if any, will be determined by the Board in its sole discretion. There is no certainty that any dividends will be declared or paid; however there is not currently any intention to change the Corporation's dividend policy. Any dividend policy established by the Board can be changed at any time and such policy is not binding on the Corporation.

Total dividends paid during the year ended December 31, 2019 were $30.4 million. During the last three financial years, the Corporation has declared and paid cash dividends per Common Share as noted below:

Dividend per Common Share	Record Date	Payment Date
$0.03	March 10, 2017	March 27, 2017
$0.03	May 18, 2017	June 2, 2017
$0.03	August 21, 2017	September 5, 2017
$0.03	November 17, 2017	December 4, 2017
$0.03	March 12, 2018	March 27, 2018
$0.03	May 21, 2018	June 5, 2018
$0.03	August 20, 2018	September 4, 2018
$0.03	November 19, 2018	December 4, 2018
$0.03	March 8, 2019	March 25, 2019
$0.03	May 21, 2019	June 5, 2019
$0.03	August 19, 2019	September 3, 2019
$0.03	November 18, 2019	December 3, 2019

No special dividend was declared in relation to performance fees earned in 2017, 2018 or 2019.

Unless indicated otherwise, all dividends on Common Shares will be designated as “eligible dividends” under the Income Tax Act (Canada).

In November 2016, the Corporation instituted a DRIP for Canadian shareholders. The DRIP provides a convenient and cost-effective method for eligible shareholders in Canada to maximize their investment in the Corporation by reinvesting their cash dividends to acquire additional Common Shares. Under the DRIP, the Corporation has the discretion to issue Common Shares from treasury at a discount of up to 5% in the Average Market Price (as defined in the DRIP). Any applicable discounts on dividend reinvestment common share purchases are announced at the time the Corporation declares a dividend. The DRIP is administered by the Plan Agent, TSX Trust Company.

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CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of shares designated as common shares, of which 254,398,190 Common Shares are issued and outstanding as of the date hereof.

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Corporation, and to attend and cast one vote per Common Share at all such meetings. Holders of Common Shares are entitled to receive on a pro-rata basis (i) such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore; and (ii) upon the liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation after payment of debts and other liabilities (in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to, or on a pro rata basis with, the holders of Common Shares with respect to dividends or liquidation). The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. See also “Dividends”.

Restriction on Share Ownership

The Corporation may not, without regulatory approval, permit an investor, alone or together with its associates and affiliates, to own voting securities carrying 10% or more of the votes carried by all voting securities in SAM, SCP or the Corporation, 10% or more of the outstanding participating securities of SAM, SCP or the Corporation, or an interest of 10% or more in the total equity of the Corporation.

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MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the stock symbol “SII”. Information concerning the trading prices and aggregate volume of the Common Shares on the TSX during each month of fiscal 2019 is set out below:

Month	High ($)	Low ($)	Aggregate Volume
January	2.62	2.42	7,505,105
February	2.74	2.36	11,407,023
March	3.18	2.5	27,601,695
April	3.14	2.93	7,016,700
May	3.14	2.95	8,677,094
June	3.54	3.01	17,308,714
July	3.93	3.35	16,556,003
August	3.99	3.62	16,048,386
September	3.88	3.08	10,373,117
October	3.29	3.01	10,571,371
November	3.05	2.62	9,697,228
December	3.08	2.84	6,290,875

Prior Sales

The Corporation granted no stock options under the Option Plan during the most recently completed financial year.

The Corporation has granted the following restricted share units ("RSUs") under the EIP since January 1, 2019:

Date of Grant	Number of RSUs
March 5, 2019	230,157
April 30, 2019	26,562
May 13, 2019	100,000
May 15, 2019	119,687
August 13, 2019	223,143

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The Corporation has granted the following deferred share units (“DSUs”) under its Deferred Share Unit Plan since January 1, 2019:

Date of Grant	Number of DSUs	Issue Price ($)
March 25, 2019	8,046	3.13
June 5, 2019	4,636	3.08
September 3, 2019	3,877	3.72
December 3, 2019	5,082	2.86
November 25, 2019	75,000	2.79
January 15, 2020	3,621	3.08
Total DSUs Granted:	100,262

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ESCROWED SECURITIES

There were no securities of the Corporation held, to the knowledge of the Corporation, in escrow or that were subject to a contractual restriction on transfer during the Corporation’s most recently completed financial year.

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DIRECTORS AND EXECUTIVE OFFICERS

The Board consists of six directors. All directors were elected or appointed to serve until the next annual meeting of shareholders of the Corporation, subject to earlier resignation or removal. The following table sets forth the name; province or state and country of residence; position(s) held with the Corporation; principal occupation; period of directorship with the Corporation; and shareholdings of each of the directors and executive officers of the Corporation.

Name, Province/State and Country of Residence	Position(s) held with the Corporation	Principal Occupation	Director Since	Number of Voting Securities Owned or Controlled or Directed(1)	Percentage of Issued and Outstanding Voting Securities
Ronald Dewhurst(2)(3) Victoria, Australia	Chairman of the Board	Corporate Director	2017	—	—%
Sharon Ranson(2)(3) Ontario, Canada	Director	President of The Ranson Group Inc. (executive coaching and consulting services firm)	2014	250,000	0.10%
Rosemary Zigrossi(2)(3) Ontario, Canada	Director	President, Odaamis Inc. (consulting services firm)	2014	35,000	0.01%
Graham Birch, Dorset, England	Director	Corporate Director	2019	—	—%
Arthur Richards Rule IV (4) California, United States	Director	President and CEO of Sprott USA	2011	26,870,382	10.56%
Peter Grosskopf(5) Ontario, Canada	CEO and Director	CEO of the Corporation and CEO of Sprott Resource Lending	2010	6,148,625	2.42%
Whitney George(6) Connecticut, United States	President	President of the Corporation, Chairman of Sprott. U.S. and CIO of SAM	N/A	11,207,240	4.41%
Kevin Hibbert(7) Ontario, Canada	Chief Financial Officer and Senior Managing Director	Chief Financial Officer and Co-Head, Enterprise Shared Services	N/A	908,189	0.36%
Arthur Einav(8) Ontario, Canada	General Counsel, Corporate Secretary and Senior Managing Director	General Counsel, Co-Head, Enterprise Shared Services	N/A	1,000,000	0.39%
John Ciampaglia(9) Ontario, Canada	Senior Managing Director	CEO of SAM	N/A	880,282	0.35%
Edward Coyne (10) Connecticut, United States	Senior Managing Director	Head of Global Sales, Sprott Inc.	N/A	40,000	0.02%

Notes:

(1) The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders.

(2) Member of the Audit and Risk Management Committee.

(3) Member of the Corporate Governance and Compensation Committee.

(4) 273,963 of the 26,870,382 Common Shares owned or controlled or directed by Mr. Rule were granted under the EIP and vested prior to December 31, 2019.

(5) 1,277,425 of the 6,148,625 Common Shares of Mr. Grosskopf's Common Shares were granted under the EPSP. 320,166 of the 1,277,425 Common Shares granted under the EPSP have not yet vested.

(6) 731,011 of the 11,207,240 Common Shares owned or controlled or directed by Mr. George were granted under the EIP and vested prior to December 31, 2019.

(7) All of Mr. Hibbert's 908,189 Common Shares were granted under the EPSP. 425,000 of 908,189 Common Shares granted under the EPSP have not yet vested.

(8) All of Mr. Einav's 1,000,000 Common Shares were granted under the EPSP. 425,000 of 1,000,000 Common Shares granted under the EPSP have not yet vested.

(9) All of Mr. Ciampaglia's 880,282 Common Shares were granted under the EPSP. 425,000 of 880,282 Common Shares granted under the EPSP have not yet vested.

(10) All of Mr. Coyne's 40,000 Common Shares were granted under the were granted under the EIP and vested prior to December 31, 2019.

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Each of the foregoing individuals have been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: (i) Whitney George, who prior to January 2016 served as Senior Portfolio Manager of Sprott U.S. and, prior to March 2015, served as Managing Director and Portfolio Manager of Royce & Associates LLC (asset manager); (ii) Kevin Hibbert, who, from January 2014 to December 4, 2015 served as the Vice-President, Finance of the Corporation and prior thereto, served as the Director, Finance of the Royal Bank of Canada; (iii) John Ciampaglia, who, from April 2010 to September 2014 served as Chief Operating Officer of SAM and from September 2014 to March 2018 served as Executive Vice-President, Corporate Development of the Corporation; and (iv) Ed Coyne, who, prior to January 2016, served as Principal and Investment Specialist at Royce & Associates LLC.

The directors and executive officers of the Corporation, as a group directly or indirectly, beneficially own, or control or direct 47,339,718 Common Shares, being 18.61% of the total issued and outstanding Common Shares.

Corporate Cease Trade Orders, Bankruptcies or Penalties or Sanctions

No director, officer or executive officer of the Corporation is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, CEO or chief financial officer of any company (including the Corporation), that:

(a)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “order”) that was issued while the director or executive officer was acting in the capacity as director, CEO or chief financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or chief financial officer.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)	has, within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

All of the above disclosure also applies to any personal holding companies of any of the persons referred to above.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In June 2013, the Corporation and certain subsidiaries were named as defendants in a legal proceeding filed with the Ontario Superior Court of Justice relating to the Flatiron Market Neutral Limited Partnership ("Flatiron Fund") by Performance Diversified Fund, as plaintiff. The proceeding is in respect of a claim relating to an investment by the plaintiff in the Flatiron Fund. The plaintiff was a limited partner in the Flatiron Fund from 2006 until February 2013. The Corporation indirectly acquired the shares of the manager of the Flatiron Fund in August 2012. The orderly liquidation of the Flatiron Fund was announced in November 2012 and completed in February 2013.

Performance Diversified Fund claims damages in the amount of $60 million from the Corporation and certain subsidiaries and $5 million in other damages from the Corporation, certain subsidiaries and other defendants not related to the Corporation.

The Corporation denies any liability in connection with this claim and will vigorously defend the claim.

The Corporation has incurred nominal expenses in relation to this claim as at December 31, 2019 and expects most legal costs will be recoverable under its insurance policies and other contractual arrangements.

Management of the Corporation is not aware of any other material litigation or regulatory action that the Corporation may be a party to.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere herein, to the knowledge of the Corporation, no (i) director or executive officer of the Corporation, (ii) person or company who beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Corporation; or (iii) associate or affiliate of any of the persons or companies referred to in (i) or (ii), has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.

The Corporation’s directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors and officers of conflicts of interest and the fact that the Corporation will rely upon such laws in respect of any director’s or officer’s conflicts of interest or in respect of breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the Act, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

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TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1.

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MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into during the 12-month period ended December 31, 2019 which are material or entered into before the 12-month period ended December 31, 2019, but are still in effect, and which are required to be filed with the Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 - Continuous Disclosure Obligations is the following:

1. Asset Purchase Agreement

See "General Development of the Business" for further details.

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AUDIT AND RISK MANAGEMENT COMMITTEE INFORMATION

The Board has established an audit and risk management committee (the “Audit Committee”) comprised of Sharon Ranson (Chair), Ron Dewhurst and Rosemary Zigrossi. All members of the Audit Committee are independent and non-executive directors of the Corporation. All members of the Audit Committee meet the independence and financial literacy requirements of National Instrument 52-110 Audit Committees. Ms. Ranson was an Adjunct Professor for the Master of Finance program at the Smith School of Business at Queen's University. Prior to founding her current business in 2002, Ms. Ranson spent over 20 years in the Financial Services industry in various executive positions. Ms. Ranson is a Fellow Chartered Accountant and has a Bachelor of Commerce and a Masters of Business Administration. Mr. Dewhurst is currently Chairman of the Corporation He was previously CEO of Australian Investment Bank ANZ McCaughan Ltd, Head of Americas for J.P. Morgan Asset Management. Mr. Dewhurst has held a number of board roles, including Australian United Investment Company, IOOF Holdings Inc. and Orchard Petroleum Ltd. Prior to establishing Odaamis Inc. in 2014, Ms. Zigrossi was a Director at Promontory Financial Group (a financial services consulting firm) from 2011 to 2014, and prior to that held various positions at the Ontario Teachers’ Pension Plan including Vice President, Asset Mix and Risk; Vice President, Venture Capital; and Controller. In addition, Ms. Zigrossi was an Assistant Vice President at J.P. Morgan (Canada). Ms. Zigrossi has a Bachelor of Commerce and is a Chartered Accountant and CFA charter holder.

The Board has adopted a written mandate for the Audit Committee, which sets out the Audit Committee’s responsibility in overseeing enterprise risk management, the accounting and financial reporting processes of the Corporation, audits of the financial statements of the Corporation, and the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation for the purpose of preparing or issuing an audit report or related work. This mandate is reviewed and assessed at least annually or otherwise, as deemed appropriate, by the Board with the assistance of the Corporate Governance and Compensation Committee and the Audit Committee. A copy of this mandate is attached hereto as Appendix “A”.

At no time since January 1, 2017 has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor's independence from the Corporation. Accordingly, on May 12, 2016, the Audit Committee adopted an Audit and Non-Audit Pre-Approval Policy (the "Pre-Approval Policy"), which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.

Unless a type of service has received the pre-approval of the Audit Committee for the fiscal year pursuant to the Pre-Approval Policy, it requires specific pre-approval by the Audit Committee if it is to be provided by the external auditor. Any proposed services exceeding the pre-approved cost levels or budgeted amounts for the fiscal year as specified in the Pre-Approval Policy, will also require specific pre-approval by the Audit Committee.

The Audit Committee considers whether such services raise any issue regarding the independence of the external auditor. For this purpose, the Audit Committee also takes into account whether the external auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Corporation's business, people, culture, accounting, systems, risk profile and other factors and whether the service might enhance the Corporation's ability to manage or control risk or improve audit quality. All such factors are considered as a whole, and no one factor is necessarily determinative.

The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services and may determine, for each fiscal year, the appropriate ratio between the total amount of fees for audit services, and audit-related services and the total amount of fees for tax services and for certain permissible non-audit services classified as all other services.

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The Pre-Approval Policy describes the audit, audit-related, tax and all other services that have been granted the pre-approval of the Audit Committee. The term of such pre-approval is 12 months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. The Audit Committee annually reviews and pre-approves the services that may be provided by the external auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee can add or subtract to the list of pre-approved services from time to time, based on subsequent determinations.

The Pre-Approval Policy also outlines a list of prohibited non-audit services which may not be provided by the Corporation's external auditor.

On August 9, 2018, the Audit Committee amended the Pre-Approval Policy to provide the CFO with the authority to review and approve services to be provided by an external audit firm that is not the Corporation's external auditor. On the same date, the Audit Committee also granted pre-approval for all audit, audit-related, tax and all other services to be provided to the Corporation by the external auditor as specified in the Pre-Approval Policy to an aggregate annual (fiscal year) maximum of $600,000 (other than specifically pre-approved audit services).

External Auditor Fees

KPMG LLP was appointed as the Corporation's auditors effective January 1, 2016.

For the fiscal years ended December 31, 2019 and December 31, 2018, the fees received and accrued by KPMG LLP are summarized below for each category:

Service(1)	Fees Incurred 2019	Fees Incurred 2018
Audit and Audit-Related Fees(2)	$880,075	$544,132
Tax Fees(3)	$167,323	$145,100
All Other Fees	—	—
Total Fees Paid	$1,047,398	$689,232

Notes:

(1)	Fees do not include any fees related to services provided with respect to the funds managed by SAM. Fees for services related to the funds include: Audit and Audit-Related Fees - $970,491 (2018 - $922,160), Tax Fees - $106,541 (2018 - $24,450).
(2)	Audit-related services include quarterly reviews, year-end audit fees and other audit and assurance related engagements.
(3)	Tax services include tax return review, tax planning, GST work, tax research and other tax services.

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INTERESTS OF EXPERTS

KPMG LLP, the auditors of the Corporation, who have prepared an independent auditors’ report dated February 27, 2020 with respect to the consolidated financial statements of the Corporation for its fiscal year ended December 31, 2019, have advised that they are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

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ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation’s information circular for its most recent annual meeting of security holders involving the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for its most recently completed financial year.

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APPENDIX A

SPROTT INC.

AUDIT AND RISK MANAGEMENT COMMITTEE MANDATE

General

The board of directors (the “Board”) of Sprott Inc. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the audit and risk management committee (the “Committee”). For the purpose of these terms of reference, the term “Corporation” shall include the Corporation and its subsidiaries.

The Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation, and the Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

Members

1.	The Committee will be comprised of a minimum of three directors. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member shall be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 Audit Committees (except as otherwise set forth in the limited exemptions contained therein). Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.

2.	Members of the Committee shall be appointed annually by the Board at the first meeting of the Board after the annual general meeting of shareholders. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

3.	The Chair of the Committee will be designated by the Board, on the recommendation of the Corporate Governance and Compensation Committee, or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair of the Committee shall, among other things, have the following duties and responsibilities:

(a)	overseeing the structure, effectiveness of the Committee, membership and activities delegated to the Committee;

(b)	chairing meetings of the Committee and encouraging free and open discussion at such meetings, including encouraging members to ask questions and express viewpoints during meetings;

(c)	scheduling and setting the agenda for meetings of the Committee with input from other members of the Committee, the Board and management as appropriate;

(d)	facilitating the timely, accurate and proper flow of information to and from the Committee, including reporting periodically to the Board;

(e)	arranging sufficient time during meetings of the Committee to discuss agenda items;

(f)	taking reasonable steps to ensure the duties of the Committee are understood by members; and

(g)	carrying out such other duties as may reasonably be requested by the Board.

Meetings

4.	The Committee will meet at least quarterly and at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and related management discussion and analysis, if applicable. Notice of every meeting shall be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat. The external auditor or any member of the Committee may also request a meeting of the Committee. The Committee shall have an in-camera session without non-independent directors and management as a regular feature of each regularly scheduled meeting. The external auditor and management employees of the Corporation shall, when required by the Committee, attend any meeting of the Committee. Any director of the Corporation may request the Chair of the Committee to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the Chair of the Committee.

5.	Meetings of the Committee shall be validly constituted if a majority of the members of the Committee is present in person or by telephone conference. A resolution in writing signed by all the members of the Committee entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

6.	The Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Committee meeting with the Board.

Committee Charter and Performance

7.	The Committee shall have a written charter that sets out its mandate and responsibilities and the Committee shall review and assess the adequacy of such charter and the effectiveness of the Committee at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Corporate Governance and Compensation Committee who will do same and recommend changes to the Board for its approval. Unless and until replaced or amended, this mandate constitutes that charter.

Committee Authority and Responsibilities

8.	General

The overall duties of the Committee shall be to:

(i)	assist the Board in the discharge of its duties relating to the Corporation’s accounting policies and practices, reporting practices and internal controls;

(ii)	establish and maintain a direct line of communication with the Corporation’s external auditor and assess their performance;

(iii)	oversee the work of the external auditor engaged to prepare or issue an auditor’s report or to prepare other audit, review or attest services for the Corporation, including resolution of disagreements between management and the external auditor regarding financial reporting;

(iv)	ensure that management has designed, implemented and is maintaining an effective system of internal controls and disclosure controls and procedures;

(v)	monitor the credibility and objectivity of the Corporation’s financial reports;

(vi)	report regularly to the Board on the fulfillment of the Committee’s duties, including any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor or the internal audit function;

(vii)	assist, with the assistance of the Corporation’s legal counsel, the Board in the discharge of its duties relating to the Corporation’s compliance with legal and regulatory requirements; and

(viii)	assist the Board in the discharge of its duties relating to risk assessment and risk management.

9.	External Auditor

The external auditor will report directly to the Committee and the Committee should have a clear understanding with the external auditor that such auditor must maintain an open and transparent relationship with the Committee and that ultimate accountability of the auditor is to the shareholders of the Corporation. The duties of the Committee as they relate to the external auditor shall be to:

(i)	review management’s recommendations for the appointment of the external auditor, and in particular their qualifications and independence, and recommend to the Board a firm of external auditors to be engaged and the compensation of such external auditor;

(ii)	review the performance of the external auditor, including the fee, scope and timing of the audit, and make recommendations to the Board regarding the appointment or termination of the external auditor;

(iii)	review, where there is to be a change of external auditor, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 Continuous Disclosure Obligations or any successor legislation (“NI 51-102”), and the planned steps for an orderly transition;

(iv)	review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102, on a routine basis, whether or not there is to be a change of external auditor;

(v)	ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law, standards or rules;

(vi)	review and pre-approve non-audit services to be provided to the Corporation by the external auditor;

(vii)	review and approve the engagement letters of the external auditor, both for audit and permissible non-audit services, including the fees to be paid for such services;

(viii)	review the nature of and fees for any non-audit services performed for the Corporation by the external auditor and consider whether the nature and extent of such services could detract from the external auditor’s independence in carrying out the audit function; and

(ix)	meet with the external auditor, as the Committee may deem appropriate, to consider any matter which the Committee or external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

10.	Audits and Financial Reporting

The duties of the Committee as they relate to audits and financial reporting shall be to:

(i)	review the audit plan with the external auditor and management;

(ii)	review with the external auditor and management all critical accounting policies and practices of the Corporation (including any proposed changes in accounting policies), the presentation of the impact of significant risks and uncertainties, all material alternative accounting treatments that the external auditor has discussed with management, other material written communications between the external auditor and management (such as any management letter or schedule of unadjusted differences), and key estimates and judgments of management that may in any such case be material to financial reporting;

(iii)	review the contents of the audit report;

(iv)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(v)	review the scope and quality of the audit work performed;

(vi)	review the adequacy of the Corporation’s financial and auditing personnel;

(vii)	review the co-operation received by the external auditor from the Corporation’s personnel during the audit, any problems encountered by the external auditor and any restrictions on the external auditor’s work;

(viii)	review the evaluation of internal controls by the persons performing the internal audit function and the external auditor, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses. Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

(ix)	review the appointments of the Chief Financial Officer, persons performing the internal audit function and any key financial executives involved in the financial reporting process;

(x)	review with management and the external auditor the Corporation’s interim unaudited financial statements and the annual audited financial statements in conjunction with the report of the external auditor thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before recommending approval by the Board and the release thereof to the public; and

(xi)	review the terms of reference for an internal auditor or internal audit function.

11.	Accounting and Disclosure Policies

The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:

(i)	review the effect of regulatory and accounting initiatives and changes to accounting principles of the Canadian Institute of Chartered Accountants or any successor thereto, which would have a significant impact on the Corporation’s financial reporting as reported to the Committee by management and the external auditor;

(ii)	review the appropriateness of the accounting policies used in the preparation of the Corporation’s financial statements and consider recommendations for any material change to such policies;

(iii)	review the status of material contingent liabilities as reported to the Committee by management;

(iv)	review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;

(v)	review any errors or omissions in the current or prior years’ financial statements;

(vi)	review and recommend approval by the Board before their release all public disclosure documents containing audited or unaudited financial results, including all press releases containing financial results, offering documents, annual reports, annual information forms and management’s discussion and analysis containing such results; and

(vii)	satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements other than the public disclosure referred to in clause (vi), above, and periodically assess the adequacy of these procedures.

12.	Risk Management

The duties of the Committee as they relate to risk management shall be to:

(i)	review the design and effectiveness of the Corporation’s risk management systems and policies (including with respect to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance and other matters pertaining to fraud against the Corporation and its shareholders) and, if considered appropriate, recommend such systems or policies to the Board for approval;

(ii)	review and consider with management the Corporation’s risk capacity, risk taking philosophy and approach to determining an appropriate balance between risk and reward, including remuneration policies in respect of performance objectives;

(iii)	review and evaluate the Corporation’s significant financial risk exposures, including currency, interest rate, credit, and market risks, and the steps management has taken or has proposed to take to monitor and manage such risk exposures (through hedges, swaps, other financial instruments, and otherwise), in compliance with applicable policies;

(iv)	review and discuss with management the Corporation’s significant non-financial risk exposures, including strategic, reputational, operational, regulatory, and business risks, and the steps management has taken or proposes to take to monitor and control such risk exposures in compliance with applicable policies;

(v)	review and confirm with management that material non-financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed;

(vi)	review with management the quality and competence of management appointed to administer risk management functions;

(vii)	review with management the Corporation’s compliance programs;

(viii)	review the Corporation’s insurance coverage and deductible levels;

(ix)	review, with legal counsel where required, such litigation, claims, tax assessments and other tax-related matters, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, the Corporation’s reputation or which may otherwise adversely affect the financial well-being of the Corporation;

(x)	review and evaluate the Corporation’s susceptibility to fraud and corruption and management’s processes for identifying and managing the risks of fraud and corruption;

(xi)	review complaints or concerns submitted to the Chair of the Committee with respect questionable treatment or alleged violations of financial reporting and other risk related matters in accordance with the Corporation’s Whistleblower Policy;

(xii)	review and approve the statements to be included in the annual report, annual information form and any other disclosure documents concerning risk management; and

(xiii)	consider other matters of a risk management nature as directed by the Board.

13.	Other

The other duties of the Committee shall include:

(i)	reviewing any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(ii)	reviewing annual operating and capital budgets;

(iii)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(iv)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(v)	reviewing and approving the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(vi)	inquiring of management and the external auditor as to any activities that may be or may appear to be illegal or unethical; and

(vii)	at the request of the Board, investigating and reporting on such other matters as it considers necessary or appropriate in the circumstances.

Authority to engage independent counsel and outside advisors

14.	The Committee has the authority to engage independent counsel and other advisors it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Committee and to communicate directly with the internal and external auditors.

15.	The Corporation shall provide appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment (a) of compensation to the external auditors employed by the issuer for the purposes of rendering or issuing an audit report and to any advisors engaged by the committee, and (b) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

March 6, 2018